Filed pursuant to General Instruction II.K.
                                     of Form F-9;
                                                             File No. 333-106055
                                                              File No. 333-14110


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 20, 2001,
AS AMENDED BY A PROSPECTUS AMENDMENT
DATED JUNE 12, 2003)

[GRAPHIC OMITTED]
[LOGO - ABITIBI CONSOLIDATED]


                                 US$500,000,000

                     ABITIBI-CONSOLIDATED COMPANY OF CANADA
                       US$150,000,000 5.25% NOTES DUE 2008
                       US$350,000,000 6.00% NOTES DUE 2013
                   UNCONDITIONALLY GUARANTEED AS TO PAYMENT BY

                            ABITIBI-CONSOLIDATED INC.
                               ------------------

    The Issuer will pay interest on the 5.25% Notes due June 20, 2008 (the " 2008 Notes") and the 6.00% Notes due June 20, 2013 (the "2013 Notes", and with the 2008 Notes, collectively referred to as the "Notes") on June 20 and December 20 of each year, beginning on December 20, 2003. The Issuer may redeem some or all of the Notes at any time and from time to time. The redemption prices are discussed under the caption "Description of the Notes -- Optional Redemption". The Issuer may also redeem all of the Notes at any time in the event certain changes affecting Canadian withholding taxes occur.

    The Notes will be senior obligations of the Issuer and will rank equally with all of the Issuer's other unsecured senior indebtedness from time to time outstanding. The guarantees will be senior obligations of the Guarantor and will rank equally with all of the Guarantor's other unsecured senior indebtedness from time to time outstanding.

    We are offering the Notes for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.
                               ------------------

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE NOTES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    WE ARE PERMITTED TO PREPARE THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE GUARANTOR PREPARES ITS FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    OWNING THE NOTES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS PROSPECTUS SUPPLEMENT.

    YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED OR ORGANIZED UNDER THE LAWS OF CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND MOST OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT ARE RESIDENTS OF CANADA, AND MANY OF OUR ASSETS ARE LOCATED IN CANADA.
                               ------------------

                                                           PER 2008 NOTE       TOTAL        PER 2013 NOTE       TOTAL
                                                           -------------   --------------   -------------   --------------
Public Offering Price....................................     99.921%      US$149,881,500      99.259%      US$347,406,500
Underwriting Commission..................................      0.750%      US$  1,125,000       1.000%      US$  3,500,000
Proceeds to the Issuer (before expenses).................     99.171%      US$148,756,500      98.259%      US$343,906,500

    Interest on the Notes will accrue from June 18, 2003 to the date of delivery.
                               ------------------

    The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, Clearstream and Euroclear on or about June 18, 2003.
                               ------------------

                           Joint Book-Running Managers

CITIGROUP                                         BANC OF AMERICA SECURITIES LLC
                               ------------------

CIBC WORLD MARKETS                                                SCOTIA CAPITAL
                               ------------------

NATIONAL BANK FINANCIAL
          ABN AMRO INCORPORATED
                     SG COWEN
                               TOKYO-MITSUBISHI INTERNATIONAL PLC
                                        BNP PARIBAS
                                                CREDIT SUISSE FIRST BOSTON
                                                      RBC CAPITAL MARKETS
June 13, 2003

                     IMPORTANT NOTICE ABOUT INFORMATION IN
           THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes the Issuer is offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to the Notes the Issuer is offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined and when we refer to the "accompanying prospectus", we are referring to the short form shelf prospectus dated November 20, 2001, as amended by a prospectus amendment dated June 12, 2003.

     IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE ISSUER IS NOT MAKING AN OFFER OF THE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

     In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. All financial information included and incorporated by reference in this prospectus supplement is determined using Canadian generally accepted accounting principles.

     The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada, except in certain circumstances exempt from the prospectus requirements of applicable securities laws in Canada.

     In this prospectus, unless otherwise specified or the context otherwise indicates, references to:

     - the "Issuer" mean Abitibi-Consolidated Company of Canada;

     - the "Guarantor" mean Abitibi-Consolidated Inc.;

     - "Abitibi-Consolidated", "us", "we" or "our" mean Abitibi-Consolidated Inc., its subsidiaries (including the Issuer) and its interests in partnerships, joint ventures and other entities; and

     - "Donohue" mean Donohue Inc., its subsidiaries and its interests in partnerships, joint ventures and other entities prior to our acquisition of it.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Documents Incorporated by Reference.........................     S-4
Exchange Rate Data..........................................     S-4
Statement Regarding Forward-Looking Information.............     S-5
The Issuer..................................................     S-6
Abitibi-Consolidated........................................     S-6
Recent Developments.........................................     S-6
Selected Consolidated Financial and Operating Data..........     S-9
Use of Proceeds.............................................    S-12
Earnings Coverage...........................................    S-12
Capitalization..............................................    S-13
Description of the Notes....................................    S-14
Credit Ratings..............................................    S-19
Certain Income Tax Consequences.............................    S-20
Underwriting................................................    S-23

                AMENDMENT NO. 1 DATED JUNE 12, 2003

                    SHORT FORM SHELF PROSPECTUS
                      DATED NOVEMBER 20, 2001
About This Prospectus.......................................       3
Where You Can Find More Information.........................       4
Statement Regarding Forward-Looking Information.............       5
The Issuer..................................................       7
Abitibi-Consolidated........................................       7
Selected Consolidated Financial and Operating Data..........      10
Use of Proceeds.............................................      12
Earnings Coverage...........................................      12
Description of the Securities...............................      12
Risk Factors................................................      25
Certain Income Tax Consequences.............................      26
Plan of Distribution........................................      26
Legal Matters...............................................      27
Experts.....................................................      27
Documents Filed as Part of the Registration Statement.......      28

                       DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the offering of the Notes hereunder.

     The following documents, filed with the Commission des valeurs mobilieres du Quebec, a commission in the province of Quebec of similar authority to the SEC, under the Securities Act (Quebec) and with the SEC under the Securities Exchange Act of 1934, as amended, are specifically incorporated by reference in, and form an integral part of, this prospectus:

     (a) our Annual Information Form dated May l6, 2003;

     (b) our Management Proxy Circular dated March 4, 2003 in connection with the Annual & Special Meeting of Shareholders held on April 23, 2003, other than the sections entitled "Report of the Human Resources and Compensation Committee on Executive Compensation", "Performance Graph" and "Corporate Governance Practices";

     (c) our audited consolidated financial statements and the notes thereto, as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon, contained in our 2002 Annual Report;

     (d) our Management's Discussion and Analysis for the year ended December 31, 2002 contained in our 2002 Annual Report;

     (e) our unaudited interim consolidated financial statements for the three month period ended March 31, 2003 and 2002;

     (f) our interim Management's Discussion and Analysis for the three month period ended March 31, 2003; and

     (g) our Material Change Report dated June 11, 2003 relating to the reduction of our quarterly dividend on our common shares.

     Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus supplement.

                               EXCHANGE RATE DATA

     We publish our consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

     The following table sets forth certain exchange rates based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 13, 2003, the inverse of the noon buying rate was US$0.7484 equals $1.00.

                                             THREE MONTHS
                                            ENDED MARCH 31,   YEAR ENDED DECEMBER 31,
                                            ---------------   ------------------------
                                             2003     2002     2002     2001     2000
                                            ------   ------   ------   ------   ------
High......................................  0.6822   0.6342   0.6619   0.6697   0.6969
Low.......................................  0.6349   0.6200   0.6200   0.6241   0.6410
Average(1)................................  0.6687   0.6260   0.6369   0.6446   0.6725
Period End................................  0.6805   0.6266   0.6329   0.6279   0.6669

---------------

(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

                STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This prospectus includes or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate will or may occur in the future constitute forward-looking statements, including such things as:

     - future capital expenditures (including the amount and nature of the expenditures), and the results of these expenditures;

     -  business strategies and measures to implement strategies; and

     - competitive strengths, goals, expansion and growth of our business and operations.

     These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including:

     - the special considerations discussed in this prospectus supplement, in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement;

     - the impact of general economic conditions in the United States and Canada and in other countries in which we do business;

     -  competitive actions by other companies;

     - industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced;

     -  fluctuations in the availability or costs of raw materials or energy;

     - changes in existing forestry regulations or changes in how they are administered, which could result in the loss of certain contractual or other rights or permits that are material to our business;

     -  labor unrest;

     - the impact of fluctuations in duties imposed on lumber exported to the United States;

     -  fluctuations in foreign exchange or interest rates;

     -  the availability of qualified personnel or management;

     -  the outcome of certain litigation or disputes;

     -  conditions in the capital markets;

     -  the approval of regulatory authorities;

     -  opportunities available to or pursued by us;

     -  our ability to successfully integrate companies or businesses acquired;
        and

     -  other factors, many of which are beyond our control.

     We caution that the foregoing list of important factors is not exhaustive. All of the forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference are qualified by these cautionary statements and the cautionary statements contained in the documents incorporated by reference. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences or effects. You should also carefully consider the matters discussed under "Risk Factors" in the accompanying prospectus and under "Risks and Uncertainties" in our Management Discussion and Analysis for the year ended December 31, 2002 and "Item 4: Description of the Business -- Litigation" in our Annual Information Form for the fiscal year ended December 31, 2002, both of which are incorporated by reference into this prospectus.

                                   THE ISSUER

     The Issuer is a wholly-owned indirect subsidiary of the Guarantor and has no operations that are independent of it. Substantially all of the Issuer's sales are made to the Guarantor and other members of our group. The financial results of the Issuer are included in our audited consolidated financial statements.

     The Issuer was created by way of amalgamation in March 1997 under the laws of Quebec. Holders of the notes and holders of the Issuer's and the Guarantor's other outstanding public debt have equal standing with respect to substantially all of our Canadian production and related assets. For a further description of the notes and their ranking, see "Description of the Notes -- Ranking and Other Indebtedness" in this prospectus supplement and "Description of the Securities -- General" in the accompanying prospectus.

                              ABITIBI-CONSOLIDATED

     We are a global leader in newsprint, value-added uncoated groundwood papers and lumber. We are a team of 16,000 people supplying newspapers, publishers, commercial printers, retailers, cataloguers and builders in more than 70 countries from 27 paper mills, 21 sawmills, three remanufacturing facilities and one engineering wood facility in Canada, the U.S., the U.K., South Korea, China and Thailand. We also operate 10 recycling centers. We have an annual marketing capacity of six million tonnes of newsprint including third parties' volume, nearly two million tonnes of value-added groundwood papers and 2.3 billion board feet of lumber.

     Our assets and sales are geographically diversified. In 2002, our fixed assets (including intangible assets and goodwill) and our net sales totaled $9,065 million and $5,122 million respectively. The geographic breakdown of our fixed assets was 62% in Canada, 23% in the United States and 15% in other countries. The geographic breakdown of our net sales by manufacturing locations was 72% in Canada, 14% in the United States and 14% in other countries. In 2002, our newsprint, value-added groundwood paper and wood products segments contributed 57%, 30% and 13%, respectively, to our consolidated net sales, excluding purchased and resold newsprint and inter-segment lumber sales.

                               RECENT DEVELOPMENTS

FIRST QUARTER RESULTS

     On April 23, 2003, we reported net earnings of $181 million in the quarter ending March 31, 2003 compared to a loss of $50 million in the same quarter of 2002. Included in the first quarter results is an after-tax gain of $239 million on translation of foreign currencies mainly from U.S. dollar debt and a positive income tax adjustment of $32 million. Net sales in the first quarter of 2003 were $1,192 million compared to $1,195 million for the corresponding quarter of 2002. Our operating loss from continuing operations was $35 million in the first quarter of 2003 compared to an operating profit from continuing operations of $41 million for the first quarter of 2002.

     Lower operating profit from continuing operations in the first quarter of 2003 compared to the corresponding quarter of 2002 was the result of lower pricing conditions in our value-added groundwood paper and wood products segments, higher cost of goods sold in our newsprint segment and the negative impact of a stronger Canadian dollar. These factors were partially offset by higher sales volume in our newsprint and value-added groundwood paper segments.

     Despite our ability to generate almost 25% of our electricity requirements and the fact that approximately 30% of our natural gas purchases in the first quarter were hedged by firm contracts, the direct impact of increased energy costs was approximately $24 million. In addition, the increased value of the Canadian dollar versus the U.S. dollar, compared to the same period last year, had a negative impact on our operating profit of approximately $35 million. Interest expenses were down by $14 million, primarily attributable to lower interest costs due to debt repayment following the sale of 75% of the Saint-Felicien, Quebec pulp mill in August 2002.

     Our newsprint segment reported an operating loss of $18 million in the first quarter of 2003, compared to an operating loss of $4 million in the corresponding quarter in 2002. The increased operating loss was largely due to higher newsprint costs of goods sold and the impact of the stronger Canadian dollar, which was partially offset by increased sales volume. Newsprint shipments in the first quarter of 2003 were 1,116,000 tonnes, 90,000 tonnes higher than the first quarter of 2002. During the first quarter of 2003, we took 200,000 tonnes of market-related downtime in order to adjust production according to our order books. This includes 140,000 tonnes of downtime from indefinitely idled capacity at Sheldon, Texas, and Port-Alfred, Quebec. During the quarter, we announced and implemented a price increase of US$50 per tonne effective March 1, 2003 for our North American customers. Newsprint prices in international markets remained generally stable during the quarter, but were overall at levels lower than in 2002.

     Our value-added groundwood papers segment reported an operating profit of $3 million in the first quarter of 2003, compared to an operating profit of $36 million in the corresponding quarter in 2002. Net price realizations for the value-added groundwood papers were 11% lower as a result of lower selling prices and a stronger Canadian dollar. These factors were partially offset by higher value-added sales volume. Our shipments of value-added paper grades increased to 434,000 tonnes in the first quarter of 2003, compared to 406,000 tonnes in the corresponding period of 2002. The improvement in sales volume was primarily due to increased tonnage from our new Lufkin SC paper machine as well as increased sales of our ABIoffset(TM) products. During the quarter, we announced a US$60 per short ton price increase for our ABIcal(TM) "A" grade, effective April 1, 2003 and a US$40 per short ton price increase for ABIbrite(TM), ABIbook(TM) and other ABIcal(TM) grades, effective May 1, 2003.

     Our wood products segment, formerly known as the lumber segment, reported an operating loss of $20 million in the first quarter of 2003, compared to an operating profit of $9 million in the corresponding quarter in 2002. Net price realizations for the first quarter of 2003 were 18% lower, compared to the same quarter in 2002, as a result of lower prices, higher duties and a stronger Canadian dollar. Although sales volume of 453 million foot board measure (mbf) in the first quarter of 2003 was stable compared to 452 mbf sold during the same period in 2002, lumber prices decreased in the first quarter of 2003 compared to the same period in 2002, reflecting the over supply in the market in 2003. During the first quarter of 2003, we paid and expensed $19 million for countervailing and anti-dumping duties. No resolution has been reached regarding the softwood lumber trade dispute between Canada and the United States.

     Since January 1, 2003 we have had an option to purchase our partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (collectively "Alabama") at a pre-determined nominal amount. Because of this option, in accordance with GAAP, we are deemed to control Alabama. Consequently, we have included Alabama's complete financial results, assets and liabilities in our consolidated financial statements as of that date adding US$70 million of debt to our balance sheet.

ANNOUNCED PRICE INCREASE FOR NEWSPRINT

     Newsprint prices have continued on an upward trend since the third quarter of 2002. On May 28, 2003, we announced an additional US$50 per tonne newsprint price increase for our North American customers effective August 1, 2003. We also announced on May 28, 2003 that we will progressively implement additional US$50-75 per tonne newsprint price increases for new orders from customers in some other markets such as South America, Asia and the Middle East. We expect these price increases to be fully effective by August 1, 2003. We further announced that the March 1, 2003 US$50 per tonne price increase referred to under "First Quarter Results" would be reduced to US$35 per tonne effective June 1, 2003. Based on the industry publication Pulp & Paper Week, the price of newsprint for Eastern U.S. delivery (30 lbs.) was US$505 per tonne in May 2003, which is US$30 per tonne above the price prior to the March 1, 2003 price increase.

IMPACT OF STRONGER CANADIAN DOLLAR

     The Canadian dollar has continued to strengthen against the U.S. dollar. Between April 1, 2003, the first day of the second quarter, and June 13, 2003, the value of the Canadian dollar increased by 10.2% or a total increase of 17.9% since the beginning of the year. Based on 2003 budgeted volumes and prices, each US$0.01 increase in the value of the Canadian dollar has a negative annualized impact on our operating profit and net earnings of $30 million and $14 million, respectively. However, each US$0.01 increase in the value of the Canadian dollar also results in foreign currency translation gains, with a positive impact on our pre-tax earnings and net earnings of $63 million and $53 million, respectively.

ENERGY AND FIBRE COST TRENDS

     In the first quarter of 2003, higher energy and fibre costs reduced our operating income compared with the first quarter of 2002. Since the end of the first quarter of 2003, energy and fibre costs have decreased from the average levels in the first quarter of 2003, but remain higher than average levels in the second quarter of 2002.

REDUCTION OF OUR COMMON SHARE DIVIDEND AND OUTLOOK FOR FINANCIAL RESULTS

     On June 11, 2003, we announced that our board of directors had decided in light of existing market and currency exchange conditions, to reduce the quarterly dividend from $0.10 to $0.025 per common share, declaring a $0.025 per common share dividend for shareholders of record on June 23, 2003, to be paid on July 2, 2003. Concurrently, we announced that we expected our second quarter results to be slightly lower than our first quarter results but that we are looking forward to improved conditions in the second half of 2003.

AMENDMENT OF REVOLVING CREDIT FACILITIES

     We have agreed with our lenders to reset the maturity dates for our $500 million 364-day and $300 million multi-year revolving credit facilities to June 30, 2005, from December 17, 2003 and December 30, 2005 respectively, on substantially the same terms and conditions as in the prior agreement, except for certain amendments that provide us with increased financial flexibility.

     The terms of the amended revolving credit facilities require us to maintain the following ratios, calculated as at the end of each quarterly period:

     -  a ratio of net funded debt to total capitalization not exceeding 70%;
        and

     - a ratio of EBITDA to net interest expense of at least (i) 1.25x for our second quarter of 2003, (ii) 1.00x for our third and fourth quarters of 2003, (iii) 1.25x for our first and second quarters of 2004, (iv) 1.50x for our third and fourth quarters of 2004 and (v) 2.00x for 2005.

     In calculating these ratios, and subject to certain adjustments: (i) net funded debt is essentially equivalent to short-term and long-term debt plus the amount outstanding under any accounts receivable securitization programs minus cash and cash equivalents; (ii) total capitalization is essentially defined as net funded debt plus shareholders' equity; (iii) EBITDA is essentially equivalent to earnings before interest, taxes, depreciation and amortization on a trailing 12-month basis; and (iv) net interest expense essentially represents interest expense minus interest income.

     These amendments will be effective upon completion of this offering and the application of the net proceeds as described under "Use of Proceeds". We are currently in compliance with the terms and conditions prescribed under the agreements governing our revolving credit facilities.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data. This information has been derived from our audited consolidated financial statements and unaudited interim financial statements and should be read in conjunction with our Management's Discussion and Analysis and our audited consolidated financial statements for the year ended December 31, 2002 contained in our 2002 Annual Report and our interim Management's Discussion and Analysis and the unaudited interim financial statements for the three months ended March 31, 2003 and 2002, all of which are incorporated by reference in this prospectus.

     We prepare our annual financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. There are material differences between our financial results under Canadian GAAP and U.S. GAAP. You should refer to Note 23 of our audited consolidated financial statements incorporated by reference in this prospectus for a description of material differences between U.S. GAAP and Canadian GAAP as they relate to our annual financial statements.

                                       THREE MONTHS ENDED
                                            MARCH 31,              YEAR ENDED DECEMBER 31,
                                       -------------------     -------------------------------
                                       2003(1)      2002        2002        2001       2000(2)
                                       -------     -------     -------     -------     -------
                                                            (IN MILLIONS)
                                           (UNAUDITED)
CONSOLIDATED EARNINGS:
Net sales............................  $ 1,192     $ 1,195     $ 5,122     $ 5,811     $ 5,370
Cost of goods sold...................    1,019         948       4,107       4,018       3,814
                                       -------     -------     -------     -------     -------
Gross profit.........................      173         247       1,015       1,793       1,556
Selling, general and administrative
  expenses...........................       46          44         169         172         167
Amortization.........................      162         162         664         656         501
                                       -------     -------     -------     -------     -------
Operating profit (loss) from
  continuing operations..............      (35)         41         182         965         888
Financial expenses...................      102         118         444         470         407
Loss (gain) on translation of foreign
  currencies.........................     (274)          3         (54)        265          95
Other expense (income)...............        3           4          13          13          (7)
                                       -------     -------     -------     -------     -------
Earnings (loss) from continuing
  operations before the following
  items..............................      134         (84)       (221)        217         393
Income tax expense (recovery)........      (43)        (29)       (181)         84         147
Non-controlling interests............       (4)          2           7          23          16
                                       -------     -------     -------     -------     -------
Earnings (loss) from continuing
  operations before goodwill
  amortization.......................      181         (57)        (47)        110         230
Goodwill amortization................       --          --          --          40          30
                                       -------     -------     -------     -------     -------
Earnings (loss) from continuing
  operations.........................      181         (57)        (47)         70         200
Earnings from discontinued
  operations.........................       --           7         306          36          93
                                       -------     -------     -------     -------     -------
NET EARNINGS (LOSS)..................  $   181     $   (50)    $   259     $   106     $   293
                                       =======     =======     =======     =======     =======

                                        THREE MONTHS ENDED
                                             MARCH 31,                 YEAR ENDED DECEMBER 31,
                                       ---------------------     -----------------------------------
                                       2003(1)       2002          2002          2001        2000(2)
                                       -------     ---------     ---------     ---------     -------
                                                   (IN MILLIONS, UNLESS OTHERWISE NOTED)
                                            (UNAUDITED)
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents............  $    92      $    86       $   146       $   208      $   123
Other current assets of continuing
  operations.........................    1,393        1,544         1,382         1,374        1,476
Current assets of discontinued
  operations.........................       --           59            --            58           60
Fixed assets.........................    6,978        7,406         7,138         7,531        7,382
Intangible assets....................      497          513           501           517          532
Goodwill.............................    1,413        1,420         1,426         1,420        1,337
Other assets.........................      361          165           338           155          124
Non-current assets of discontinued
  operations.........................       --          106            --           106          108
                                       -------      -------       -------       -------      -------
TOTAL ASSETS.........................  $10,734      $11,299       $10,931       $11,369      $11,142
                                       =======      =======       =======       =======      =======
Accounts payable and accrued
  liabilities........................  $   945      $ 1,050       $ 1,108       $ 1,157      $ 1,361
Long-term debt due within one year...      267          391           225           249          327
Current liabilities of discontinued
  operations.........................       --           10            --             9           10
Long-term debt.......................    5,295        5,859         5,408         5,809        5,265
Future income taxes..................      740          839           765           881          857
Other long-term liabilities..........      414          256           339           273          317
Non-current liabilities of
  discontinued operations............       --           20            --            20           21
Shareholders' equity.................    3,073        2,874         3,086         2,971        2,984
                                       -------      -------       -------       -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY.............................  $10,734      $11,299       $10,931       $11,369      $11,142
                                       =======      =======       =======       =======      =======
OTHER DATA:
EBITDA(3) from continuing
  operations.........................  $   127      $   203       $   846(7)    $ 1,621(7)   $ 1,389(7)
Capital expenditures of continuing
  operations.........................       42           57           214           459          521
Ratio of EBITDA(3) to interest
  expense............................     1.9x(4)      2.9x(4)       2.0x(7)       3.4x(7)      3.7x(7)
Ratio of net debt(5) to EBITDA(3)....     7.2x(4)      4.7x(4)       6.7x(7)       3.7x(7)      4.0x(7)
Ratio of net debt(5) to total
  capitalization(6)..................       63%          68%           64%(7)        66%(7)       64%(7)
SELECTED OPERATING DATA (SHIPMENTS)
  FROM CONTINUING OPERATIONS:
Newsprint (in thousands of tonnes)...    1,116        1,026         4,624(7)      4,456(7)     4,667(7)
Value-added groundwood papers (in
  thousands of tonnes)...............      434          406         1,770(7)      1,761(7)     1,406(7)
Wood products (in millions of board
  feet)..............................      453          452         1,759(7)      1,704(7)     1,828(7)

---------------

(1) Prior to January 1, 2003, the financial results, assets and liabilities of Alabama were consolidated in our results in proportion to our equity interest. Since January 1, 2003, we have had an option, at a predetermined amount, to purchase our joint venture partner's 50% interest in Alabama. This option may be exercised until June 30, 2005. After expiration of this option, our partner has a put option, for 45 days, that if exercised, would force us to acquire its 50% interest.

    In accordance with Section 1590 of the Canadian Institute of Chartered Accountants Handbook, control exists even though we do not own the majority voting interest because we have the ability to elect the majority of the members of the board of directors through ownership of an option, that, if exercised, would give us the majority voting interest. Accordingly, our consolidated financial position as at

    March 31, 2003 and the consolidated results of our operations and our cash flows for the three months ended March 31, 2003 include the complete financial results, assets and liabilities of Alabama.

(2) Our results and our financial position reflect the acquisition of Donohue on April 18, 2000 and the application of the reverse take-over method of purchase accounting in which Donohue was considered as the acquiror. Accordingly, all figures prior to April 18, 2000 are the results of Donohue only.

(3) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because we believe it is a useful measure of our operating performance. However, EBITDA should not be considered as an alternative to net cash provided by operating activities as a measure of our liquidity or as alternative to net income as an indicator of our operating performance or any other measure of performance in accordance with generally accepted accounting principles. EBITDA, as we use the term herein, may not be comparable to EBITDA as reported by other companies. The table below shows how we calculate EBITDA:

                                       THREE MONTHS
                                     ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                                     ----------------   -----------------------
                                     2003(1)     2002   2002    2001    2000(2)
                                     -------     ----   ----   ------   -------
                                                   (IN MILLIONS)
                                                    (UNAUDITED)
Operating profit (loss) from
  continuing operations............   $(35)      $ 41   $182   $  965   $  888
Amortization.......................    162        162    664      656      501
                                      ----       ----   ----   ------   ------
EBITDA.............................   $127       $203   $846   $1,621   $1,389
                                      ====       ====   ====   ======   ======

(4) The ratio has been calculated using EBITDA and the interest expense, as applicable, for the twelve months ended March 31, 2003 and 2002. The table below shows how we calculate EBITDA for the twelve months ended March 31, 2003 and 2002:

                                                         TWELVE MONTHS ENDED
                                                              MARCH 31,
                                                       -----------------------
                                                       2003(1)           2002
                                                       -------          ------
                                                            (IN MILLIONS)
                                                             (UNAUDITED)
Operating profit from continuing operations..........   $106            $  667
Amortization.........................................    664               667
                                                        ----            ------
EBITDA...............................................   $770            $1,334
                                                        ====            ======

(5) Net debt equals total long-term debt (including long-term debt due within one year) minus cash and cash equivalents. The table below shows how we calculate net debt:

                                     THREE MONTHS
                                    ENDED MARCH 31,     YEAR ENDED DECEMBER 31,
                                   -----------------   -------------------------
                                   2003(1)     2002     2002     2001    2000(2)
                                   -------    ------   ------   ------   -------
                                                   (IN MILLIONS)
                                                    (UNAUDITED)
Long-term debt due within one
  year...........................  $  267     $  391   $  225   $  249   $  327
Long-term debt...................   5,295      5,859    5,408    5,809    5,265
                                   ------     ------   ------   ------   ------
Total long-term debt.............   5,562      6,250    5,633    6,058    5,592
(Cash and cash equivalents)......     (92)       (86)    (146)    (208)    (123)
                                   ------     ------   ------   ------   ------
Net debt.........................  $5,470     $6,164   $5,487   $5,850   $5,469
                                   ======     ======   ======   ======   ======

(6) Total capitalization equals total long-term debt (including long-term debt due within one year) plus non-controlling interests and shareholders' equity minus cash and cash equivalents. The table below shows how we calculate total capitalization:

                                      THREE MONTHS
                                    ENDED MARCH 31,     YEAR ENDED DECEMBER 31,
                                    ----------------   -------------------------
                                    2003(1)    2002     2002     2001    2000(2)
                                    -------   ------   ------   ------   -------
                                                   (IN MILLIONS)
                                                    (UNAUDITED)
Long-term debt due within one
  year............................  $  267    $  391   $  225   $  249   $  327
Long-term debt....................   5,295     5,859    5,408    5,809    5,265
                                    ------    ------   ------   ------   ------
Total long-term debt..............   5,562     6,250    5,633    6,058    5,592
Non-controlling interests.........     156        70       70       69       60
Shareholders' equity..............   3,073     2,874    3,086    2,971    2,984
(Cash and cash equivalents).......     (92)      (86)    (146)    (208)    (123)
                                    ------    ------   ------   ------   ------
Total capitalization..............  $8,699    $9,108   $8,643   $8,890   $8,513
                                    ======    ======   ======   ======   ======

(7) Unaudited.

                                 USE OF PROCEEDS

     The net proceeds to be received by the Issuer from the offering and sale of the Notes will be approximately US$491.5 million, after deducting underwriting commissions, and deducting estimated expenses of the offering of US$1.2 million. The net proceeds will be used to reduce our outstanding indebtedness under existing bank credit facilities and to refinance existing indebtedness. Pending such use, the Issuer may invest those funds in short-term marketable securities. See "Underwriting".

                                EARNINGS COVERAGE

     The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. They have been calculated for the twelve-month periods ended December 31, 2002 and March 31, 2003 and they reflect the offering of the Notes under this prospectus supplement.

     The annual interest requirements on our consolidated long-term debt (using applicable interest and exchange rates) for the year ended December 31, 2002 were $468 million. Our consolidated earnings for the year ended December 31, 2002 before interest on long-term debt and income taxes were $600 million. This amount represents approximately 1.28 times the annual interest requirements.

     The annual interest requirements on our consolidated long-term debt (using applicable interest and exchange rates) for the twelve-month period ended March 31, 2003 were $452 million. Our consolidated earnings for the twelve-month period ended March 31, 2003 before interest on long-term debt and income taxes was $799 million. This amount represents approximately 1.77 times the annual interest requirements.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 31, 2003:

     -  on an actual basis; and

     - on an as adjusted basis to give effect to the issuance and sale of the Notes and the application of the net proceeds as described under "Use of Proceeds".

     The table should be read together with our unaudited consolidated interim financial statements for the three months ended March 31, 2003 incorporated by reference into this prospectus. For the purpose of the capitalization table, all U.S. dollar amounts have been translated into Canadian dollars based on the noon buying rate on March 31, 2003.

                                                            AS OF MARCH 31, 2003
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            ------   -----------
                                                               (IN MILLIONS)
                                                                   (UNAUDITED)
Cash and cash equivalents.................................  $   92     $   92
                                                            ======     ======
Long-term debt (including current portion):
Recourse:
  Existing debt...........................................  $5,030     $4,307
  Notes offered hereby....................................      --        735
Non-recourse..............................................     532        532
                                                            ------     ------
          Total long-term debt............................   5,562      5,574
                                                            ------     ------
Non-controlling interests.................................     156        156
Shareholders' equity:
  Capital stock...........................................   3,515      3,515
  Contributed surplus.....................................      14         14
  Deficit.................................................    (360)      (360)
  Foreign currency translation adjustment.................     (96)       (96)
                                                            ------     ------
     Total shareholders' equity...........................   3,073      3,073
                                                            ------     ------
     Total capitalization(1)..............................  $8,699     $8,711
                                                            ======     ======

---------------

(1) Total capitalization equals total long-term debt (including long-term debt due within one year) plus non-controlling interests and shareholders' equity minus cash and cash equivalents.

                            DESCRIPTION OF THE NOTES

     The following description of the terms of the Notes (referred to in the accompanying prospectus as the "Securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of the Securities" in the accompanying prospectus and should be read in conjunction with such description.

GENERAL

     The Notes will initially be issued in two distinct series, the 2008 Notes and the 2013 Notes.

     The 2008 Notes will initially be issued in an aggregate principal amount of US$150,000,000 and will mature on June 20, 2008. The 2008 Notes will bear interest at the rate of 5.25% per annum from June 18, 2003, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on June 20 and December 20 of each year, commencing December 20, 2003, to the persons in whose names the 2008 Notes are registered at the close of business on the preceding June 1 or December 1, respectively.

     The 2013 Notes will initially be issued in an aggregate principal amount of US$350,000,000 and will mature on June 20, 2013. The 2013 Notes will bear interest at the rate of 6.00% per annum from June 18, 2003, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on June 20 and December 20 of each year, commencing December 20, 2003, to the persons in whose names the 2013 Notes are registered at the close of business on the preceding June 1 or December 1, respectively.

     The Issuer may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional 2008 Notes and 2013 Notes under the indenture. Such additional 2008 Notes and 2013 Notes will have the same terms as the 2008 Notes and the 2013 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the 2008 Notes and 2013 Notes or except for the first payments of interest following the issue date of the new 2008 Notes and 2013 Notes) so that the additional 2008 Notes and 2013 Notes may be consolidated and form a single series with the 2008 Notes and 2013 Notes, respectively. In the event that additional notes are issued, we will prepare a new prospectus.

     Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars.

     The provisions of the indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of the Securities -- Payment of Additional Amounts" in the accompanying prospectus) and the provisions of the indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of the Securities -- Tax Redemption" in the accompanying prospectus) will apply to the Notes.

RANKING AND OTHER INDEBTEDNESS

     The Notes will be direct unsecured obligations of the Issuer and will rank equally and ratably with all other unsubordinated and unsecured indebtedness of the Issuer from time to time outstanding. Payment on the Notes will be unconditionally guaranteed by the Guarantor as more fully described under the heading "-- Guarantees" below. The Notes and the Guarantees, respectively, will be structurally subordinated to all existing and future liabilities of any of the Issuer's subsidiaries and the Guarantor's subsidiaries (other than the Issuer). One of our subsidiaries has issued US$250 million aggregate principal amount of notes due 2009, which are unconditionally guaranteed by the Guarantor. After giving effect to this offering and the application of the net proceeds therefrom, such US$250 million aggregate principal amount of notes due 2009 will be the only significant outstanding indebtedness currently incurred by the Issuer's subsidiaries and the Guarantor's subsidiaries (other than the Issuer), other than trade payables. Finally, subsidiaries of the Issuer and subsidiaries of the Guarantor (other than the Issuer) have other outstanding long-term indebtedness for money borrowed and similar liabilities that are either non-recourse or both individually and in the aggregate, less significant.

     The Issuer, the Guarantor and their subsidiaries have issued, and may in the future issue, debt securities and have incurred, and may in the future incur, additional indebtedness other than through the offering of Securities under the accompanying prospectus.

GUARANTEES

     The Notes will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by the Guarantor. The Guarantees will constitute unconditional and senior unsecured obligations of the Guarantor, ranking equally in right of payment with all other unsecured, unsubordinated obligations of the Guarantor from time to time outstanding.

OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at the Issuer's option at any time and from time to time at a redemption price equal to the greater of:

     (1)  100% of the principal amount of the Notes, and

     (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points for the 2008 Notes and plus 50 basis points for the 2013 Notes, plus, in each case, accrued interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means the average of the Reference Treasury Dealers Quotations for such redemption date, after excluding the highest and the lowest of such Reference Treasury Dealer Quotations.

     "Independent Investment Banker" means the Reference Treasury Dealer appointed by the trustee after consultation with the Issuer or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the trustee after consultation with the Issuer.

     "Reference Treasury Dealer" means Citigroup Global Markets Inc. and Banc of America Securities LLC or their respective affiliates which are primary U.S. government securities dealers, and their respective successors, and two other firms that are primary U.S. Government securities dealers in The City of New York (a "Primary Treasury Dealer"), provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer the Issuer will substitute for it another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding the redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.
                                      S-15

     Unless the Issuer defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

BOOK-ENTRY SYSTEM

     Beneficial owners may hold their Notes through The Depository Trust Company (the "Depository") (in the United States) or Clearstream or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations that are participants of such systems. Cede & Co., as nominee for the Depository, will be the registered holder of the Notes. One or more fully registered global notes (collectively, the "Global Notes") will be issued for each of the Notes, in the aggregate principal amount of the issue, and will be deposited with the Depository. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such positions in customers' securities accounts in the depositaries' names on the books of the Depository.

     The provisions set forth under "Description of the Securities -- Global Securities" in the accompanying prospectus will be applicable to the Notes.

     Upon closing of this offering, the Notes will have been accepted for clearance through Euroclear and Clearstream.

  THE DEPOSITORY

     The following is based on information furnished by the Depository:

     The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depository also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of Notes certificates. Direct participants ("Direct Participants") include:

     -  notes brokers and dealers;

     -  banks;

     -  trust companies;

     -  clearing corporations; and

     -  certain other organizations.

     The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as notes brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and its participants are on file with the SEC.

     Purchases of Notes under the Depository's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Global Notes (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from the Depository of their purchases but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interest in the Global Notes representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

     To facilitate subsequent transfers, the Global Notes representing Notes which are deposited with the Depository are registered in the name of the Depository's nominee, Cede & Co. The deposit of the Global Notes with the Depository and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes. The Depository's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depository nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to the Issuer as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Notes representing the Notes will be made to the Depository. The Depository's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records unless the Depository has reason to believe that it will not receive payment on that date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of the Depository, the trustee or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depository shall be the responsibility of the Issuer or the trustee, disbursement of these payments to Direct Participants shall be the responsibility of the Depository, and disbursement of these payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Issuer nor the trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the Notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

     The Depository may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to the Issuer or the trustee. Under these circumstances, and in the event that a successor depository is not obtained, Notes in definitive form are required to be printed and delivered. The Issuer may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor depository). In that event, Notes in definitive form will be printed and delivered.

  CLEARSTREAM

     Clearstream advises that it is incorporated under the laws of Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream in any of 36 currencies, including United States dollars. Clearstream provides to its Clearstream customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream is registered as a bank in

Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Clearstream's U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada and the United States. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. as the operator of the Euroclear System in Brussels to facilitate settlement of trades between Clearstream and Euroclear.

  EUROCLEAR

     Euroclear advises that it was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 27 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with the Depository described above.

     The Euroclear System is operated by Euroclear Bank S.A./N.V. as the Euroclear operator. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. The Euroclear operator establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These rules and laws govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under these rules and laws only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

     Distributions with respect to Notes held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. These distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See "Certain Income Tax Consequences -- Certain United States Federal Income Tax Consequences" in this prospectus supplement. The Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a certificate holder under this prospectus supplement on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect such actions on its behalf through the Depository.

     The information in this section concerning the Depository, Clearstream and Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between the Issuer and the Depository, Clearstream and Euroclear and any changes to these procedures that may be instituted unilaterally by the Depository, Clearstream and Euroclear.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between the Depository participants will occur in the ordinary way in accordance with the Depository's rules and will be settled in immediately available funds using the Depository's settlement system. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its depositary; however, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream customers and Euroclear participants may not deliver instructions directly to the Depository.

     Because of time-zone differences, credits of Notes received in Clearstream or Euroclear as a result of a transaction with Direct Participants will be made during subsequent securities settlement processing and will be credited the business day following the Depository settlement date. These credits or any transactions in these Notes settled during this processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream customer or a Euroclear participant to a Depository participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.

                                 CREDIT RATINGS

     Our unsecured long-term debt securities are rated BBB (low) (with a negative outlook) by Dominion Bond Rating Service ("DBRS"), Ba1 (with a stable outlook) by Moody's Investors Service, Inc. ("Moody's") and BB+ (with a stable outlook) by Standard & Poor's Corporation ("Standard & Poor's"). Credit ratings are intended to provide investors with an independent measure of the credit quality of any issue of securities.

     DBRS's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated "BBB" is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

     Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, an obligation rated "Ba" is judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Standard & Poor's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the Standard & Poor's rating system, an obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

     Credit ratings accorded to securities by rating agencies are not recommendations to purchase, hold or sell securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus.

                         CERTAIN INCOME TAX CONSEQUENCES

     THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTORS IS MADE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARISING UNDER STATE, PROVINCIAL OR LOCAL TAX LAWS IN THE UNITED STATES OR CANADA OR TAX LAWS OF ANY JURISDICTION OUTSIDE THE UNITED STATES OR CANADA.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax considerations regarding the purchase, ownership and disposition of the Notes by United States persons (as defined below) who purchase notes in this offering at the price set forth on the cover page of the prospectus supplement and who hold the Notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address tax consequences applicable to subsequent purchasers of the Notes. It does not discuss all aspects of United States federal income taxation that may be relevant to particular holders in light of their particular circumstances or to certain holders subject to special treatment under the United States federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, regulated investment companies, dealers in securities or foreign currencies, holders subject to alternative minimum tax, persons that hold the Notes as part of a hedging, "straddle" or conversion transaction, or other integrated transactions, or holders whose functional currency is not the U.S. dollar). This discussion also does not cover any state, local, or foreign tax consequences. This summary is based on the Code, final, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as currently in effect as of the date of this prospectus supplement and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the United States federal income tax consequences described in this summary.

     As used herein, the term "United States person" means a beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (A) it is subject to the primary supervision of a United States court and the control of one or more United States persons or (B) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     For United States federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds Notes, the United States federal income tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

  PAYMENTS OF INTEREST

     Interest on the Notes will be generally includible by a U.S. Holder as ordinary income at the time the interest is accrued or paid, in accordance with the U.S. Holder's method of accounting for United States federal income tax purposes. In addition to interest on the Notes, a U.S. Holder will be required to include as income any additional amounts that the Issuer may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For United States foreign tax credit purposes, interest income on a Note generally will constitute income from sources outside the United States and generally will be treated as "passive" or "financial services" income (or, if the applicable rate of Canadian withholding tax is 5% or more, as "high withholding tax interest" income) for purposes of computing the foreign tax credit allowable to a U.S. Holder. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

  ORIGINAL ISSUE DISCOUNT

     It is not expected that the Notes will be issued with original issue discount. If, however, the Notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for United States federal income tax purposes as accruing over the Notes' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a Note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the Notes have original issue discount, we will provide certain information to the IRS and/ or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

  SALE, EXCHANGE OR RETIREMENT OF THE NOTES

     Upon the sale, exchange, retirement or redemption of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized on such sale, exchange, retirement or redemption (reduced by any amounts attributable to accrued interest not previously included in income, which amounts will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident as defined in
Section 865 of the Code, any such gain or loss will be treated as U.S. source gain or loss, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds on the sale of a Note made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, backup withholding of United States federal income tax (currently at a rate of 28% until replaced by a 31% rate beginning 2011) may be required in respect of such payments made to certain U.S. Holders who fail to supply an accurate taxpayer identification number, fail to establish that they are exempt recipients such as corporations, financial institutions or foreign persons who comply with certain certification requirements, otherwise fail to comply with applicable requirements of the backup withholding rules, or if the Secretary of the Treasury determines that the holder has not reported all interest and dividend income required to be shown on its federal income tax return.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. holder's United States federal income tax liability or refundable to the extent that it exceeds such liability, provided the required information is timely furnished to the Internal Revenue Service. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the "ITA") as of the date of this prospectus supplement generally applicable to a purchaser of Notes pursuant to this prospectus supplement (a "Holder") who, for the purposes of the ITA and at all relevant times, is not (and is not deemed to be) resident in Canada, deals at arm's length with the Issuer does not (and is not deemed to) use or hold the Notes in or, in the course of, carrying on a business in Canada, and is not an insurer that carries on an insurance business in Canada and elsewhere.

     This summary assumes that throughout the period the Notes are outstanding, the Issuer and the Guarantor will deal with the Depository and its nominee at arm's length within the meaning of the ITA. This summary does not purport to deal with all aspects of Canadian income taxation. For example, the foregoing does not address the income tax consequences and implications to a Holder of (a) defeasance and covenant defeasance by the Issuer or the Guarantor; or (b) a successor entity or any other party assuming the payments under any of the Notes, and accordingly no opinion is expressed as to the applicability of any withholding tax to, or the income tax treatment of, any payments that may thereby or thereafter be received by Holders. This summary is based on the current provisions of the ITA, the regulations thereunder, all specific proposals to amend the ITA and such regulations announced by the Minister of Finance prior to the date hereof (which amendments this summary presumes are enacted in their current form), and the Issuer's and the Guarantor's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary does not otherwise take into account any change in the law or administrative practice, whether by judicial, governmental, legislative or administrative action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax consequences described herein.

     This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular Holder and no representation is made with respect to the Canadian income tax consequences to any particular Holder. Accordingly, prospective purchasers of Notes should consult their own tax advisors with respect to their particular circumstances.

     Under the ITA, the payment by the Issuer or the Guarantor of interest, principal or premium (if any) on the Notes to a Holder will be exempt from Canadian withholding tax, and no other taxes on income (including taxable capital gains) under the ITA will be payable by a Holder in respect of the acquisition, ownership or disposition of the Notes.

                                  UNDERWRITING

     Citigroup Global Markets Inc. and Banc of America Securities LLC are acting as joint book-running managers of the offering, and are acting as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed severally to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the name of such underwriter's name.

                                          PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                           OF 2008 NOTES      OF 2013 NOTES
UNDERWRITER                               ----------------   ----------------
Citigroup Global Markets Inc............   US$ 49,500,000     US$115,500,000
Banc of America Securities LLC..........       25,500,000         59,500,000
CIBC World Markets Corp. ...............       19,500,000         45,500,000
Scotia Capital (USA) Inc. ..............       19,500,000         45,500,000
NBF Securities (USA) Corp. .............       10,500,000         24,500,000
ABN AMRO Incorporated...................        6,000,000         14,000,000
SG Cowen Securities Corporation.........        6,000,000         14,000,000
Tokyo-Mitsubishi International plc......        4,500,000         10,500,000
BNP Paribas Securities Corp. ...........        3,000,000          7,000,000
Credit Suisse First Boston LLC..........        3,000,000          7,000,000
RBC Dominion Securities Corporation.....        3,000,000          7,000,000
                                           --------------     --------------
     Total..............................   US$150,000,000     US$350,000,000
                                           ==============     ==============

     The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

     The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.400% and 0.600% of the principal amount of the 2008 Notes and the 2013 Notes, respectively. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% and 0.250% of the principal amount of the 2008 Notes and 2013 Notes, respectively, on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

     The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

     Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

     In particular, each underwriter has represented and agreed that:

     - it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which
        Section 21(1) of the FSMA does not apply to us;

     - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom;

     - the offer in The Netherlands of the Notes included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises);

     - (1) it has not offered or sold and will not offer or sell Notes in Hong Kong SAR by means of this prospectus supplement or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR, it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus supplement, any other offering material or any advertisement, invitation or document relating to the Notes, otherwise than with respect to Notes intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

     - the Notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the Notes in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and

     - this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

     Tokyo-Mitsubishi International plc ("TMI") is not an SEC-registered broker-dealer. TMI shall not make sales of any Notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

     The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

                                                               PAID BY ISSUER
                                                               --------------
Per 2008 Note...............................................         0.750%
Per 2013 Note...............................................         1.000%

     In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while this offering is in progress.

     The representatives also may impose a penalty bid. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the representatives in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The representatives may conduct these transactions in the over-the-counter market or otherwise. If the representatives commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expense for this offering will be approximately US$1.2 million (not including underwriting commissions).

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. The underwriters are affiliated with entities that are lenders under our revolving and term credit facilities. Our term loans will be repaid in full with the proceeds from this offering and amounts drawn under our revolving credit facilities will also be reduced. We are in compliance in all material respects with the terms of the agreements governing such facilities. See "Recent Developments -- Amendment of Revolving Credit Facilities" and "Use of Proceeds".

     This offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8) because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received as repayment of bank indebtedness by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated in one of the four highest rating categories by a rating service acceptable to the NASD.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                       AMENDMENT NO. 1 DATED JUNE 12, 2003
           TO THE SHORT FORM SHELF PROSPECTUS DATED NOVEMBER 20, 2001

NO SECURITIES COMMISSION OR ANY SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE. THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD IN CANADA.

                                [GRAPHIC OMITTED]
                         [LOGO - ABITIBI CONSOLIDATED]

                     ABITIBI-CONSOLIDATED COMPANY OF CANADA
                                 US$800,000,000
                                 DEBT SECURITIES
                   Unconditionally Guaranteed as to Payment by
                            ABITIBI-CONSOLIDATED INC.
                                 ---------------

The short form shelf prospectus (the "Prospectus") dated November 20, 2001 of Abitibi-Consolidated Company of Canada is amended by providing that the maximum aggregate offering amount of debt securities that may be offered and issued from time to time under the Prospectus is increased from US$600,000,000 to US$800,000,000 and, in particular, deleting the references to US$600,000,000 contained on the face page of the Prospectus and substituting therefor "US$800,000,000".

The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:


     "Abitibi-Consolidated Company of Canada (the "Issuer") may from time to time offer up to an aggregate amount of US$800,000,000 of debt securities (the "Debt Securities"), guaranteed as to payment of principal, premium, if any, and interest (the "Guarantees" and, together with the Debt Securities, the "Securities"), by Abitibi-Consolidated Inc. (the "Guarantor")."


The third paragraph of the text on page three of the Prospectus, as so amended, reads as follows:

     "This prospectus is part of a registration statement on Form F-9 relating to the Securities that the Issuer and the Guarantor filed with the Securities and Exchange Commission (the "SEC"). Under the registration statement, the Issuer and the Guarantor may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$800,000,000. This prospectus provides you with a general description of the Securities that the Issuer and the Guarantor may offer. Each time the Issuer and the Guarantor sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with the additional information incorporated by reference into this prospectus and described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and the exhibits thereto for further information with respect to us and the Securities."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE DEBT SECURITIES OR DETERMINED IF THIS AMENDMENT NO. 1 TO THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE ARE PERMITTED TO PREPARE THIS AMENDMENT NO. 1 TO THE PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE GUARANTOR PREPARES ITS FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE DEBT SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS AMENDMENT NO. 1 TO THE PROSPECTUS, THE PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN THE PROSPECTUS OR IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE EACH OF THE ISSUER AND THE GUARANTOR IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF CANADA, MOST OF THEIR OFFICERS AND DIRECTORS AND MOST OF THE EXPERTS NAMED IN THE PROSPECTUS ARE RESIDENTS OF CANADA, AND MANY OF THEIR ASSETS ARE LOCATED IN CANADA.

The Prospectus must be read together with this Amendment No. 1, any document incorporated therein by reference and any supplement(s) relating to an offering of debt securities thereunder.

THIS SHORT FORM SHELF PROSPECTUS HAS BEEN FILED UNDER PROCEDURES IN THE PROVINCE OF QUEBEC WHICH PERMIT CERTAIN INFORMATION WITH RESPECT TO THESE SECURITIES TO BE DETERMINED AFTER THIS SHORT FORM SHELF PROSPECTUS HAS BECOME FINAL AND PERMIT THE OMISSION FROM THIS SHORT FORM SHELF PROSPECTUS OF SUCH INFORMATION. SUCH PROCEDURES REQUIRE THE DELIVERY TO PURCHASERS OF THIS SHORT FORM SHELF PROSPECTUS OR A PROSPECTUS SUPPLEMENT CONTAINING THIS OMITTED INFORMATION WITHIN A SPECIFIED PERIOD OF TIME AFTER AGREEING TO PURCHASE ANY OF THESE SECURITIES.

NO SECURITIES COMMISSION OR ANY SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE. THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD IN CANADA.

                                   ABITIBILOGO
                     ABITIBI-CONSOLIDATED COMPANY OF CANADA
                                 US$600,000,000
                                 DEBT SECURITIES
                   Unconditionally Guaranteed as to Payment by
                            ABITIBI-CONSOLIDATED INC.

                                 ---------------

         Abitibi-Consolidated Company of Canada (the "Issuer") may from time to time offer up to an aggregate amount of US$600,000,000 of debt securities (the "Debt Securities"), guaranteed as to payment of principal, premium, if any, and interest (the "Guarantees" and, together with the Debt Securities, the "Securities"), by Abitibi-Consolidated Inc. (the "Guarantor").

         We will provide the specific terms of these Securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                                 ---------------

         INVESTING IN THE DEBT SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 26.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE FINANCIAL STATEMENTS OF THE GUARANTOR INCLUDED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         OWNING THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN THIS PROSPECTUS OR IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE EACH OF THE ISSUER AND THE GUARANTOR IS INCORPORATED OR ORGANIZED UNDER THE LAWS OF CANADA, MOST OF THEIR OFFICERS AND DIRECTORS AND MOST OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE RESIDENTS OF CANADA, AND MANY OF THEIR ASSETS ARE LOCATED IN CANADA.

November 20, 2001

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

         About This Prospectus.......................................          3
         Where You Can Find More Information.........................          4
         Statement Regarding Forward-Looking Information.............          5
         The Issuer..................................................          7
         Abitibi-Consolidated........................................          7
         Selected Consolidated Financial and Operating Data..........         10
         Use of Proceeds.............................................         12
         Earnings Coverage...........................................         12
         Description of the Securities...............................         12
         Risk Factors................................................         25
         Certain Income Tax Consequences.............................         26
         Plan of Distribution........................................         26
         Legal Matters...............................................         27
         Experts.....................................................         27
         Documents Filed As Part Of the Registration Statement.......         28

                              ABOUT THIS PROSPECTUS

         In this prospectus, unless otherwise specified or the context otherwise indicates, references to:

         o        the "Issuer" mean Abitibi-Consolidated Company of Canada;

         o        the "Guarantor" mean Abitibi-Consolidated Inc.;

         o "Abitibi-Consolidated", "us", "we" or "our" mean Abitibi-Consolidated Inc., its subsidiaries (including the Issuer) and its interests in partnerships, joint ventures and other entities; and

         o "Donohue" mean Donohue Inc., its subsidiaries and its interests in partnerships, joint ventures and other entities prior to our acquisition of it.

         All references to "dollars" or "$" are to Canadian dollars. All references to "US$" are to United States dollars.

         This prospectus is part of a registration statement on Form F-9 relating to the Securities that the Issuer and the Guarantor filed with the Securities and Exchange Commission (the "SEC"). Under the registration statement, the Issuer and the Guarantor may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$600,000,000. This prospectus provides you with a general description of the Securities that the Issuer and the Guarantor may offer. Each time the Issuer and the Guarantor sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with the additional information incorporated by reference into this prospectus and described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and the exhibits thereto for further information with respect to us and the Securities.

         We have incorporated by reference two sets of financial statements in this prospectus. We have incorporated from our 2000 Annual Report our audited consolidated financial statements for each of the years in the three year period ended December 31, 2000. Since we are, for accounting purposes, considered to be a continuation of Donohue, our consolidated financial position as at December 31, 1999, our consolidated results of operations and cash flows for the period from January 1, 2000 to April 17, 2000, and the comparative information as at December 31, 1999 and for each of the years ended December 31, 1999 and 1998 presented in these consolidated financial statements, are of Donohue only (except as set out in Note 3 thereto). In addition, as prescribed by Canadian disclosure requirements, we have incorporated by reference the audited consolidated financial statements for the two years ended December 31, 1999 and the unaudited interim consolidated financial statements for the three month period ended March 31, 2000 of Abitibi-Consolidated which reflect the consolidated financial position and results of operations of Abitibi-Consolidated prior to our acquisition of Donohue and the application of the reverse take-over method of purchase accounting. Unless otherwise specified or the context otherwise indicates, references herein to our audited consolidated financial statements mean those statements included in our 2000 Annual Report.

         The financial statements and related financial information incorporated by reference in this prospectus have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and which differ from generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, the consolidated financial statements included or incorporated by reference in this prospectus, in any prospectus supplement and in the documents incorporated by reference in this prospectus or in any applicable prospectus supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 16 to our audited consolidated financial statements incorporated by reference in this prospectus for a description of material differences between U.S. GAAP and Canadian GAAP as they relate to our audited consolidated financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and material change reports and other information with the SEC and with the Quebec securities commission, the COMMISSION DES VALEURS MOBILIERES DU QUEBEC (the "QSC"), a commission in the Province of Quebec of similar authority to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, we may prepare these reports and other information in accordance with disclosure requirements in Canada, and these requirements may differ from those in the United States. You may read and copy any document we file with the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington D.C., 233 Broadway Avenue, New York, New York and 500 West Meridien Street, Suite 1400, Chicago, Illinois. You may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC and the QSC allow us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the QSC under the Securities Act (Quebec) and with the SEC under the Securities Exchange Act of 1934, as amended:

         o        our Annual Information Form dated April 26, 2001;

         o our Management Proxy Circular dated February 27, 2001 in connection with the annual meeting of the shareholders held on April 26, 2001, other than the sections entitled "Report of the Human Resources and Compensation Committee on Executive Compensation", "Performance Graph" and "Corporate Governance Practices";

         o our audited consolidated financial statements and the notes thereto (including the Pro Forma Condensed Consolidated Statement of Earnings prescribed by Canadian disclosure requirements as set out in Note 3), as at December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, together with the auditors' report thereon, contained in our 2000 Annual Report;

         o our Management's Discussion and Analysis for the year ended December 31, 2000 contained in our 2000 Annual Report;

         o our unaudited interim consolidated financial statements for the nine month periods ended September 30, 2001 and 2000;

         o our interim Management's Discussion and Analysis for the nine month period ended September 30, 2001;

         o the audited consolidated financial statements of Abitibi-Consolidated prior to our acquisition of Donohue and the application of the reverse take-over method of purchase accounting, including the notes thereto, as at December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, together with the auditors' report thereon, contained in our 1999 Annual Report; and

         o the unaudited interim consolidated financial statements of Abitibi-Consolidated prior to our acquisition of Donohue and the application of the reverse take-over method of purchase accounting, for the three month periods ended March 31, 2000 and 1999.

         Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by us with a securities commission or any similar authority in Canada on or after the date of this prospectus and prior to the termination of the offering of Securities shall be deemed to be incorporated by reference into this prospectus and form an integral part of this prospectus.

         We also incorporate by reference all future annual reports and any other information we file with, or furnish to, the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act if and to the extent expressly provided in such report until all of the Securities are sold under this prospectus.

         Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         Upon a new Annual Information Form and the related annual financial statements together with the auditors' report thereon and management's discussion and analysis contained therein being filed with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, annual financial statements and all interim financial statements, quarterly management's discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

         Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling us at the following address and telephone number:

Abitibi-Consolidated Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec
Canada
H3B 5H2

(514) 875-2160

Attention: Investor Relations

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                 STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This prospectus includes or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, constitute forward-looking statements and include such things as:

         o future capital expenditures (including the amount and nature of the expenditures), and the results of these expenditures;

         o        business strategies and measures to implement strategies;

         o competitive strengths, goals, expansion and growth of our business and operations; and

         o synergies expected to be realized in connection with the integration of the operations of Donohue.

         These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including:

         o the special considerations discussed in this prospectus and the documents incorporated by reference in this prospectus;

         o impact of general economic conditions in the United States and Canada and in other countries in which we do business;

         o        competitive actions by other companies;

         o industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced;

         o fluctuations in the availability or costs of raw materials or energy;

         o changes in existing forestry regulations or changes in how they are administered, which could result in the loss of certain contractual or other rights or permits that are material to our businesses;

         o        labor unrest;

         o impact of new duties imposed on Canadian lumber exported to the United States;

         o        fluctuations in foreign exchange or interest rates;

         o        availability of qualified personnel or management;

         o        outcome of certain litigation or disputes;

         o        stock market volatility;

         o        approvals of regulatory authorities;

         o        opportunities available to or pursued by us;

         o ability to successfully integrate companies or businesses acquired; and

         o        other factors, many of which are beyond our control.

         We caution that the foregoing list of important factors is not exhaustive. All of the forward-looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements and those cautionary statements contained in the documents incorporated by reference. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized that they will have the expected consequences or effects. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus.

                                   THE ISSUER

         The Issuer is our wholly-owned indirect subsidiary and has no operations that are independent of us. Substantially all of the Issuer's sales are made to us and other members of our group. The financial results of the Issuer are included in our audited consolidated financial statements.

         The Issuer (formerly Donohue Forest Products Inc.) was created by way of amalgamation in March 1997 under the laws of Quebec. Prior to our acquisition of Donohue, the Issuer owned directly or indirectly substantially all of Donohue's production and related assets. See "Item 2 -- Corporate Structure" as at December 31, 2000 in our Annual Information Form dated April 26, 2001 which is incorporated by reference in this prospectus.

         The Issuer's and our principal executive and registered offices are located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

                              ABITIBI-CONSOLIDATED

OVERVIEW

         We are the largest manufacturer of newsprint and value-added uncoated groundwood paper in the world with, as of September 30, 2001, an annual aggregate paper manufacturing capacity of approximately 5.5 million tonnes of newsprint and 1.9 million tonnes of value-added uncoated groundwood paper. In addition, we are the sixth largest lumber producer in North America with, as of September 30, 2001, an annual aggregate production capacity of approximately 2.2 billion board feet, and we currently market approximately 450,000 tonnes per year of high quality softwood kraft pulp.

         Our assets are geographically diversified. In total, we have ownership interests in 27 paper mills located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. We also have ownership interests in 22 sawmills, three remanufacturing facilities and one market pulp mill, each located in Canada, and ten recycling centers located in Canada, the United States and the United Kingdom. In 2000, our newsprint, value-added groundwood paper and pulp and lumber segments contributed 61%, 28% and 11%, respectively, to our consolidated net sales, excluding purchased and resold newsprint.

         Our common shares are listed for trading on The Toronto Stock Exchange under the symbol "A" and on the New York Stock Exchange under the symbol "ABY".

SYNERGY ACHIEVEMENTS RESULTING FROM OUR ACQUISITION OF DONOHUE

         In June 2000, we completed our acquisition of Donohue. The acquisition was an important milestone in the achievement of our strategic plan and we believe the acquisition of Donohue along with our investment in Pan Asia Paper Co. Pte Ltd. have enabled us to transform ourselves into a global low-cost producer.

         At the time we acquired Donohue, we expected to realize annualized synergies of approximately $250 million within two years following the acquisition. As of September 30, 2001, we had reached an annualized rate of $223 million of synergies. We expect to capture the remaining synergies from the Donohue acquisition and to achieve our $250 million synergies target as planned.

         We calculate our synergies by comparing our actual costs in a given quarter to those of the first quarter of 2000, the last full quarter immediately preceding our acquisition of Donohue, except for the synergies we have achieved with respect to our selling, general and administrative costs for which we compare actual costs in a given quarter against the 1999 quarterly average. We exclude the impact of fluctuation in energy and fiber prices, foreign exchange rates and changes to our operating rate as a result of market related downtime. However, we take into account any cost improvement stemming from permanent capacity closures. The reduction in costs in the given quarter is then annualized.

RECENT STRATEGIC INITIATIVES

         In addition to our acquisition of Donohue, a number of initiatives have been undertaken during the past three years that have strengthened our competitive position. These included:

         o our development in 1999 of a disciplined capital expenditure policy. Our objective for 2001 has been to keep capital expenditures below $300 million, excluding the completion of our modernization program in Texas described below and our share of capital expenditures in Pan Asia;

         o the successful completion in 2000 of our 10% (pre-Donohue) workforce reduction program launched in 1999;

         o the dispositions of two high-cost mills: the Wayagamack mill in May 2001 for $58 million, plus working capital, excluding trade receivables and the Chandler mill in December 2000 for an aggregate price of $35 million;

         o the completion in 2000 of our $50 million project to convert one paper machine at the Beaupre mill from Alternative Offset(TM) to Equal Offset(TM). Equal Offset(TM) is a lower cost groundwood-based substitute to standard offsets of comparable quality. Alternative Offset(TM) capacity was transferred to other mills, ultimately eliminating newsprint capacity;

         o the completion in the second quarter of 2001 of our high-cost newsprint capacity reduction program through the shutdown of approximately 130,000 tonnes at our West Tacoma mill in December 2000 and 180,000 tonnes at our Kenora mill in June 2001, as well as the conversion of approximately 70,000 tonnes of newsprint capacity to value-added groundwood paper capacity at other mills. In 1999, prior to the acquisition of Donohue, we had reduced our high-cost newsprint production capacity by approximately 353,000 tonnes through the closure of the Chandler mill and the shutdown of high-cost machines at our Iroquois Falls and West Tacoma mills;

         o the completion in August 2001 of a major modernization program for our two Texas mills. This modernization was targeted at lowering costs, ensuring compliance with applicable environmental standards and increasing recycled fiber content and value-added groundwood paper production capacity through the replacement of newsprint capacity with value-added groundwood capacity; and

         o our increase in August 2001 of our interest in Pan Asia from one-third to one-half under an agreement with Norske Skogindustrier ASA of Norway whereby we jointly acquired the one-third interest previously owned by Hansol Paper Co., Ltd. of South Korea for a total of US$350 million (our share was US$175 million). Pan Asia is a joint venture that owns 100% of two newsprint mills in South Korea, 90% of a newsprint mill in Thailand and 56.1% of a newsprint mill in China. The four mills owned by Pan Asia have an aggregate annual capacity of approximately 1.4 million tonnes.

NEWSPRINT AND VALUE-ADDED GROUNDWOOD PAPER BUSINESS

         We are the largest manufacturer of newsprint and value-added uncoated groundwood paper in the world. As of September 30, 2001, we had an annual paper manufacturing capacity of approximately 5.5 million tonnes of newsprint and 1.9 million tonnes of value-added uncoated groundwood paper through ownership interests in 27 paper mills in Canada, the United States, the United Kingdom, South Korea, China and Thailand, including our 50% interest in Pan Asia.

         The newsprint industry has experienced significant consolidation over the past several years. The top five global newsprint producers accounted for approximately 46% of global capacity as of December 31, 2000 as compared to approximately 31% as of December 31, 1995. We have assumed a key role in such consolidation over the past several years. We were formed through a number of transactions, including the 1995 acquisition of Rainy River Forest Products Inc., the 1997 merger of Abitibi-Price Inc. and Stone-Consolidated Corporation, the 1998 acquisition of Stone Container Corporation's Snowflake, Arizona mill and our acquisition of Donohue in 2000. Prior to our acquisition of it, Donohue completed the acquisition of QUNO Corporation in 1996 and the Lufkin and Sheldon, Texas mills in 1998 from Champion International.

         Prices for newsprint have weakened since March 2001 due to a significant decline in demand caused by the current economic slowdown. Over 75% of our newsprint is manufactured at costs that are below the

North American average cost of production. We believe that this cost advantage is key to our long-term competitiveness in this important segment.

         Value-added groundwood paper consists of paper products used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, technical instruction manuals, telephone directories, business forms, magazines, catalogues and financial and other publications. Our products provide customers with a value opportunity when substituted for fine or coated printing papers, because they offer the brightness, gloss and smoothness required for print quality, at a lower cost.

         The price volatility for value-added groundwood paper grades has historically been less than that for newsprint and on average prices for these grades have been relatively stable in 2001. The lower price volatility for value-added groundwood paper has been due to favorable demand growth and the specialized product and service requirements for these products.

LUMBER BUSINESS

         We have ownership interests in 22 sawmills and three value-added remanufacturing facilities in Canada. As of September 30, 2001, we had a total annual production capacity of approximately 2.2 billion board feet. Lumber products at these mills include studs, structural lumber and remanufactured wood products (e.g., bed frame components, fencing, etc.). These sawmills enable us to maximize our use of the timber we harvest while providing a secure supply of wood chips to our newsprint, value-added groundwood paper and softwood kraft pulp operations. The major market segments for our lumber products are the Eastern United States, North Western United States and Eastern Canada.

         Lumber prices are largely determined by existing lumber inventories, as well as demand from the housing sector and other industries that use lumber products. Although the number of housing starts in the United States remained strong in the third quarter of 2001, we believe that the lumber market will remain soft until the prospect for an economic recovery in the United States is more certain and the trade dispute between Canada and the United States concerning exports of softwood lumber from Canada is resolved. For more details on the trade dispute, you should read the information under the heading "Risk Factors -- Our exports of lumber to the United States may continue to be subject to duties that will negatively impact our profits".

MARKET KRAFT PULP BUSINESS

         We currently have an annual capacity of approximately 450,000 tonnes of kraft pulp that is not used by our paper mills, but rather is sold to third party customers. This market pulp is produced at our Saint-Felicien pulp mill, and also at our Fort Frances integrated pulp and paper mill.

         Prices for Northern Bleached Softwood Kraft ("NBSK") pulp have weakened since the beginning of 2001 due to a significant decline in demand. Our Saint-Felicien pulp mill is one of the lowest cost NBSK pulp mills in North America. We believe that low-cost production is key to our continued competitiveness in this cyclical segment.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

         The following table sets forth selected consolidated financial and operating data. This information has been derived from our audited consolidated financial statements and unaudited interim financial statements and should be read in conjunction with our Management's Discussion and Analysis and our audited consolidated financial statements for the year ended December 31, 2000 and related notes contained in our 2000 Annual Report, our interim Management's Discussion and Analysis and the unaudited interim financial statements for the nine months ended September 30, 2001 and 2000 and related notes which are all incorporated by reference in this prospectus.

         We prepare our annual financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. There are material differences between our financial results under Canadian GAAP and U.S. GAAP. You should refer to Note 16 to our audited consolidated financial statements incorporated by reference in this prospectus for a description of material differences between U.S. GAAP and Canadian GAAP as they relate to our annual financial statements.

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                            ------------------    ----------------------------
                                             2001      2000(1)    2000(1)   1999(1)    1998(1)
                                             ----      -------    -------   -------    -------
                                                        (DOLLARS IN MILLIONS, UNLESS
                                                                OTHERWISE NOTED)
                                               (UNAUDITED)                 (AUDITED)
    CONSOLIDATED EARNINGS:
    Net sales.........................     $  4,656   $  3,873   $  5,677   $  2,484   $  2,296
    Gross profit......................        1,468      1,114      1,683        662        749
    Depreciation and amortization.....          497        355        511        224        201
    Selling, general and administrative
      expenses........................          127        115        168         66         64
                                           --------   --------   --------   --------   --------
    Operating profit..................          844        644      1,004       372        484
    Interest on long-term debt........          353        255        379        94         87
    Other expense (income)............           17         24         21       (15)        14
                                           --------   --------   --------   --------   --------
    Earnings before the following items         474        365        604       293        383
    Income tax expense................          139        116        191        57        129
    Non-controlling interests.........           20          9         16        10         15
                                           --------   --------   --------   --------   --------
    Earnings before goodwill                    315        240        397       226        239
    amortization......................
    Goodwill amortization.............           30         20         30        10         10
                                           --------   --------   --------   --------   --------
    NET EARNINGS FOR THE PERIOD.......     $    285   $    220   $    367   $   216    $    229
                                           ========   ========   ========   ========   ========
    BALANCE SHEET DATA (AT PERIOD END):
    Cash and short term investments...     $     68   $      5   $    123   $     24   $     96
    Current assets....................        1,614      1,664      1,536        767        764
    Capital assets....................        8,201      8,073      8,022      2,668      2,573
    Goodwill..........................        1,425      1,341      1,337        154        158
    Other assets......................          459        286        237        101        177
                                           --------   --------   --------   --------   --------
    TOTAL ASSETS......................       11,767     11,369     11,255      3,714      3,768
                                           --------   --------   --------   --------   --------
Current liabilities...................        1,636      1,526      1,698        431        547
Long-term debt........................        5,595      5,690      5,265      1,281      1,341
Future income taxes...................          949        794        875        424        400
Other long-term liabilities...........          291        327        322         89        103
Shareholders' equity..................        3,296      3,032      3,095      1,489      1,377
                                           --------   --------   --------   --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS
  EQUITY..............................       11,767     11,369     11,255      3,714      3,768
                                           --------   --------   --------   --------   --------

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                            ------------------    ----------------------------
                                             2001      2000(1)    2000(1)   1999(1)    1998(1)
                                             ----      -------    -------   -------    -------
                                                        (DOLLARS IN MILLIONS, UNLESS
                                                                OTHERWISE NOTED)
                                               (UNAUDITED)                 (AUDITED)
OTHER DATA:
EBITDA(2).............................     $  1,341   $    999   $  1,515(5)$    596(5)$    685(5)
Capital expenditures..................          367        358        528        290        119
Ratio of EBITDA(2) to interest expense         3.8x       3.9x       4.0x(5)    6.3x(5)    7.9x(5)
Ratio of debt to EBITDA(2)(3).........          3.1        4.3        3.5(5)     2.1(5)     2.0(5)
SELECTED OPERATING DATA (SHIPMENTS):
Newsprint (000 tonnes)................        3,364      3,271      4,667(5)   2,275(5)   1,848(5)
Value-added groundwood paper (000 tonnes)     1,245        863      1,331(5)     157(5)     154(5)
Lumber (mmfbm(4)).....................        1,306      1,408      1,828(5)   1,476(5)   1,325(5)
Market pulp (000 tonnes)..............          290        307        408(5)     457(5)     417(5)

------------------------
(1) Our results and our financial position reflect the acquisition of Donohue on April 18, 2000 and the application of the reverse take-over method of purchase accounting in which Donohue was considered as the acquirer. Accordingly, all figures prior to April 18, 2000 are the results and financial position of Donohue only.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because we believe it is frequently used by securities analysts and others in evaluating companies and their ability to service debt. However, EBITDA should not be considered as alternative to net cash provided by operating activities as a measure of liquidity or as alternative to net income as an indicator of our operating performance or any other measure of performance in accordance with generally accepted accounting principles. EBITDA, as we use the term herein, may not be comparable to EBITDA as reported by other companies.

(3) For purposes of calculating this ratio, the EBITDA for the nine months ended September 30, 2001 and 2000 has been annualized.

(4)  Million board feet.

(5)  Unaudited.

                                 USE OF PROCEEDS

         Except as may otherwise be set forth in a prospectus supplement, the net proceeds to be received by the Issuer from the offering and sale of Securities will be used:

         o        to reduce our outstanding indebtedness; and

         o        for other general corporate purposes.

         The Issuer may invest funds that it does not immediately require in short-term marketable securities. Specific information about the use of proceeds from the sale of any Securities will be included in a prospectus supplement.

                                EARNINGS COVERAGE

         The earnings coverage ratio set out below has been prepared and included in this prospectus in accordance with Canadian disclosure requirements. It has been calculated for the twelve-month periods ended December 31, 2000 and September 30, 2001.

         The earnings coverage ratio does not reflect any offering of Securities under this prospectus since the aggregate principal amounts and the terms of such Securities are not presently known. The applicable prospectus supplement will include earnings coverage ratio giving effect to the issuance of Securities.

         The annual interest requirements on our consolidated long-term debt (using applicable interest and exchange rates) for the year ended December 31, 2000 were $379 million. Our consolidated earnings for the year ended December 30, 2000 before interest on long-term debt and income taxes were $937 million. The amount represents approximately 2.47 times the annual interest requirements.

         The annual interest requirements on our consolidated long-term debt for the twelve-month period ended September 30, 2001 were $477 million. Our consolidated earnings for the twelve-month period ended September 30, 2001 before interest on long-term debt and income taxes were $1,124 million. The amount represents approximately 2.36 times the annual interest requirements.

                          DESCRIPTION OF THE SECURITIES

         The following description sets forth certain general terms and provisions of the Securities. The Issuer and the Guarantor will provide particular terms and provisions of a series of Securities, and a description of how the general terms and provisions described below may apply to that series, in a supplement to this prospectus.

         The Securities will be issued under an indenture to be entered into between the Issuer, the Guarantor and The Bank of Nova Scotia Trust Company of New York, as trustee. The indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. A copy of the form of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The following is a brief summary of certain provisions of the indenture and does not purport to be complete. Wherever a reference is made to particular provisions of the indenture, those provisions are incorporated by reference as a part of the statements made in this prospectus and are qualified in their entirety by reference to the indenture.

GENERAL

         The indenture does not limit the amount of Debt Securities which the Issuer may issue under the indenture. It provides that Debt Securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Special Canadian and United States federal income tax considerations applicable to any Debt Securities denominated in a foreign currency will be described in the prospectus supplement relating to the offering of Debt Securities denominated in a foreign currency.

         The Debt Securities will be unsecured obligations of the Issuer and will rank equally among themselves and, unless otherwise provided with respect to a series of Debt Securities, with all of the Issuer's other unsecured, unsubordinated obligations. The obligations of the Issuer under the Debt Securities will be unconditionally guaranteed by the Guarantor as more fully described under the heading "Guarantees" below. The Issuer, the Guarantor and other subsidiary entities have issued, and may in the future issue, debt securities and incur additional indebtedness other than through the offering of the Securities pursuant to this prospectus. The Securities will be structurally subordinated to all existing and future liabilities of any of the Issuer's and the Guarantor's corporate or partnership subsidiaries, including trade payables, guarantees and other indebtedness.

         The applicable prospectus supplement may contain a description of the following terms of the Debt Securities being offered:

         o        the title of the Debt Securities;

         o the limit, if any, upon the aggregate principal amount of the Debt Securities;

         o the extent and manner, if any, to which payment on the Debt Securities and the Guarantees will be senior or subordinated to other liabilities or obligations;

         o the percentage or percentages of principal amount at which the Debt Securities will be issued;

         o the date or dates on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) of the Debt Securities to be payable upon a declaration of acceleration of maturity;

         o the rate or rates (whether fixed or variable), or the method of determining the rate or rates, at which the Debt Securities will bear interest, if any, and the date or dates from which interest will accrue;

         o the dates on which any interest will be payable and the regular record dates for the payment of interest on Debt Securities in registered form;

         o the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and the place or places where the Debt Securities can be presented for registration of transfer or exchange;

         o if other than in U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) and interest, if any, will be payable;

         o the denominations in which the Debt Securities will be issuable, if other than denominations of US$1,000 and any multiple of US$1,000;

         o whether the Issuer will issue the Debt Securities in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

         o        any mandatory or optional sinking fund;

         o the period or periods, if any, within which the price or prices in the currency or currency unit in which and the terms and conditions upon which the Debt Securities may be redeemed or purchased by us;

         o the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices in the currency or currency unit in which the Debt Securities are payable;

         o any index used to determine the amount of payments of principal of (or premium, if any, on) or interest, if any, on the Debt Securities;

         o the terms and conditions upon which the Debt Securities can be converted or exchanged for other securities of the Issuer or other entities; and

         o any other terms of the Debt Securities, including covenants and Events of Default, as defined later in this prospectus, which apply solely to a particular series of Debt Securities being offered which do not apply to the Debt Securities, or any covenants or Events of Default generally applicable to Debt Securities which will not apply to a particular series of Debt Securities being offered.

         Unless otherwise indicated in the applicable prospectus supplement:

         o holders may not tender Debt Securities to the Issuer for repurchase; and

         o the rate or rates of interest at which the Debt Securities will bear interest will not increase if the Issuer or the Guarantor become involved in a highly leveraged transaction or the Issuer or the Guarantor is acquired by another entity.

         The Issuer may issue the Debt Securities under the indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The applicable prospectus supplement will describe any Canadian and United States federal income tax consequences and other special considerations applicable to any discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian or U.S. federal income tax purposes or both, as the case may be.

GUARANTEES

         The Guarantor will guarantee the payment of the principal, premium, if any, and interest on the Debt Securities issued by the Issuer when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise. Guarantees will be unconditional and unsecured obligations of the Guarantor and, unless otherwise provided with respect to a series of Debt Securities, will rank equally with all other, unsecured unsubordinated obligations of the Guarantor.

FORM, DENOMINATION AND EXCHANGE

         Unless otherwise indicated in the applicable prospectus supplement, the Issuer will issue Debt Securities only in fully registered form without coupons, in denominations of US$1,000 and multiples of US$1,000.

         The applicable prospectus supplement may indicate the places to register a transfer of Debt Securities. Except for certain restrictions set forth in the indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Issuer may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

PAYMENT

         Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on the Debt Securities (other than global securities) will be paid at the office or agency of the trustee, at One Liberty Plaza, 23rd Floor, New York, New York 10006, or by:

         o check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee, or

         o wire transfer to an account of a person entitled to receive payments.

         Unless otherwise indicated in the applicable prospectus supplement, these payments will be made to the persons in whose names the Debt Securities are registered on the close of business on the day or days specified by us.

GLOBAL SECURITIES

         Debt Securities of a series may be issued in whole or in part in global form and will be registered in the name of and deposited with, or on behalf of, a depository or its nominee identified in the prospectus supplement. Global securities will be registered in the name of a financial institution the Issuer selects, and the Debt Securities included in the global securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global securities is called the "Depositary". Any person wishing to own a Debt Security must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

         SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES

         The Issuer's and the Guarantor's obligations, as well as the obligations of the trustee and those of any third parties employed by the Issuer or the Guarantor or the trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Issuer or the Guarantor make payment to the registered holder, the Issuer and the Guarantor have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to Debt Securities transfers.

         An investor should be aware that when Debt Securities are issued in the form of global securities:

         o the investor cannot receive Debt Securities registered in his or her own name;

         o the investor cannot receive physical certificates for his or her interest in the Debt Securities;

         o the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

         o the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

         o the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the global security; the Issuer, the Guarantor and the trustee have no responsibility for any aspect of the Depositary's actions or for its records of ownership interest in the global security; we and the trustee also do not supervise the Depositary in any way; and

         o the Depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

SPECIAL SITUATIONS WHEN GLOBAL SECURITY WILL BE TERMINATED

         In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

         The special situations for termination of a global security are:

         o when the Depositary notifies the Issuer and the Guarantor that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); or

         o when and if the Issuer and the Guarantor decide to terminate a global security.

         The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a global security terminates, the Depositary (and not the Issuer, the Guarantor or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the indenture. You should refer to the indenture for the full definition of all defined terms.

         "ATTRIBUTABLE VALUE" means, as to any particular lease under which any person is at the time liable for a term of more than 12 months, and at any date as of which the amount of the payment is to be determined, the total net amount of rent required to be paid by that person under the lease during the remaining term of the lease (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at a rate equivalent to the rate used for the purposes of financial reporting in accordance with Canadian GAAP. The net amount of rent required to be paid under the lease for any period will be the aggregate amount of rent payable by the lessee with respect to that period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges.

         "COMMODITY PRICE PROTECTION AGREEMENT" means, in respect of any person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such person against fluctuations in commodity prices.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of any person on a consolidated basis, including deferred pension costs, after deducting therefrom:

         (1) all current liabilities (excluding any indebtedness classified as a current liability);

         (2) all goodwill, tradenames, trademarks, patents, unamortized debt discount and financing costs and all similar intangible assets; and

         (3) appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person, all as set forth in the most recent balance sheet of such person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian GAAP.

         "CURRENCY EXCHANGE PROTECTION AGREEMENT" means, in respect of any person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such person against fluctuations in currency exchange rates.

         "HEDGING OBLIGATIONS" of any person means the obligations of such person pursuant to any Interest Rate Protection Agreement, Currency Exchange Protection Agreement or Commodity Price Protection Agreement.

         "INTEREST RATE PROTECTION AGREEMENT" means, in respect of any person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such person against fluctuations in interests rates.

         "LIEN" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to those properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

         "PERMITTED LIENS" of any person at any particular time means:

         (1) Liens existing on the date of the indenture (or those arising from pre-existing contractual commitments);

         (2) Liens incidental to the conduct of the business of that person or any Subsidiary of that person or the ownership of their property or assets, that do not materially impair the usefulness or marketability of those property or assets;

         (3) any Lien (except on fixed assets and on shares of a Subsidiary of that person) to secure any indebtedness issued, assumed or guaranteed by that person or any Subsidiary of that person which is payable upon demand or which matures by its terms less than twelve months from the date of issuance, assumption or guarantee;

         (4) any Lien in favor of a governmental entity in connection with the operations of that person or any Subsidiary of that person and not in respect of the financing thereof;

         (5) Liens in favor of that person or a Wholly-Owned Subsidiary of that person (but only so long as it is a Wholly-Owned Subsidiary of that person);

         (6)      Liens securing the Debt Securities being offered;

         (7)      Purchase Money Mortgages;

         (8) Liens on property or assets existing at the time the property or assets were acquired by that person, provided that those Liens were not incurred in anticipation of the acquisition;

         (9) Liens on property or assets of a corporation existing at the time that corporation becomes a Subsidiary of that person, or is liquidated or merged into, or amalgamated or consolidated with, that person or Subsidiary of that person or at the time of the sale, lease or other disposition to that person or Subsidiary of that person of all or substantially all of the properties and assets of a corporation;

         (10) Liens granted under any program for the securitization of accounts receivable of that person;

         (11) any Lien arising out of judgments or awards with respect to which the Guarantor, the Issuer or any other Subsidiary of the Guarantor shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review;

         (12) Liens granted in the ordinary course of business in connection with Hedging Obligations; and

         (13) any renewal, refunding or extension of any Lien referred to in the foregoing clauses (1) through (12) provided that the principal amount of indebtedness secured by that Lien after the renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject to the Lien and any improvements on the property or assets.

         "PURCHASE MONEY MORTGAGE" of any person means any Lien created upon any property or assets of the person to secure or securing the whole or any part of the purchase price of the property or assets or the whole or any part of the cost of constructing or installing fixed improvements on those property or assets or to secure or securing the repayment of money borrowed to pay the whole or any part of the purchase price or cost of any vendor's privilege or Lien on those property or assets securing all or any part of the purchase price or cost including title retention agreements and leases in the nature of title retention agreements.

         "SALE AND LEASEBACK TRANSACTION" of any person means an arrangement with any lender or investor or to which that lender or investor is a party providing for the leasing by that person of any property or asset of that person which has been or is being sold or transferred by that person more than 12 months after the acquisition of that property or, asset or the completion of construction or commencement of operation thereof to that lender or investor or to any person to whom funds have been or are to be advanced by that lender or investor on the security of that property or asset. The stated maturity of this type of arrangement shall be the date of the last payment of rent or any other amount due under the arrangement prior to the first date on which the arrangement may be terminated by the lessee without payment of a penalty.

         "SUBSIDIARY" of any person means a corporation whose combined voting power of the outstanding Voting Stock is more than 50% owned, directly or indirectly, by that person or by one or more other Subsidiaries of that person or by that person and one or more Subsidiaries of that person.

         "VOTING STOCK" means capital stock or other ownership interests of a corporation, partnership or other entity which ordinarily has voting power for the election of directors (or persons performing similar functions) of that corporation, partnership or other entity, whether at all times or only so long as no senior class of securities has voting power by reason of any contingency.

         "WHOLLY-OWNED SUBSIDIARY" of any person means a Subsidiary of that person all of the outstanding capital stock or other ownership interests of which (other than directors' qualifying shares) is at the time owned by that person or by one or more Wholly-Owned Subsidiaries of that person or by that person and one or more Wholly-Owned Subsidiaries of that person.

COVENANTS

LIMITATION ON LIENS

         The indenture provides that so long as any Debt Securities are outstanding, the Guarantor will not, and will not permit any of its Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest on any indebtedness for borrowed money (or any liability of the Guarantor or any of its Subsidiaries under any guarantee or endorsement or other instrument under which the Guarantor or any of its Subsidiaries is contingently liable, either directly or indirectly, for borrowed money or interest on borrowed money), other than Permitted Liens, without also at the same time or prior to that time securing, or causing the Subsidiary to secure, indebtedness under the indenture so that the Debt Securities are secured equally and ratably with or prior to the other indebtedness or liability, except that the Guarantor and its Subsidiaries may incur a Lien to secure indebtedness for borrowed money or enter into a Sale and Leaseback Transaction without securing the Debt Securities if the sum of:

         o the amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the indenture and otherwise prohibited by the indenture; and

         o the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the indenture and otherwise prohibited by the indenture does not exceed 10% of the Consolidated Net Tangible Assets of the Guarantor.

         LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

         The indenture provides that so long as any Debt Securities are outstanding, the Guarantor will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

         o the Guarantor or the Subsidiary, as applicable, would be entitled, under the covenant described above under "Limitation on Liens", to enter into a Sale and Leaseback Transaction without securing the Debt Securities; or

         o the Guarantor or the Subsidiary, as applicable, applies, within 360 days after the effective date of any arrangement, an amount equal to the Attributable Value in respect of the leases relating to Sale and Leaseback Transactions to the prepayment or retirement of indebtedness of such person, which matures more than 12 months after the date of the creation of the indebtedness of such person.

         However, the Issuer and the Guarantor will not be required to prepay or retire Debt Securities of a series being offered under this prospectus before five years has elapsed since their issuance if the Guarantor or any of its Subsidiaries, as applicable, enters into a Sale and Leaseback Transaction, to the extent only that the amount to be paid or retired exceeds the difference between:

         o 25% of the original aggregate principal amount of the series of Debt Securities; and

         o any and all earlier mandatory payments made by the Issuer or the Guarantor, as applicable, on account of the principal amount of the series of Debt Securities.

         If the aggregate net proceeds that the Issuer or the Guarantor would be otherwise required to prepay or retire before five years from the issue date of the Debt Securities exceeds the difference described above, then the Issuer or the Guarantor, as the case may be, would have to prepay or retire the Debt Securities of the series, promptly after five years from the issue date, in an amount equal to the excess net proceeds.

         CONSOLIDATIONS, MERGERS, AMALGAMATIONS OR SALE OF ASSETS

         Each of the Issuer and the Guarantor may not amalgamate or consolidate with or merge into or enter into any statutory arrangement with any other person or convey, transfer or lease all or substantially all of its properties and assets to any person, unless:

         (1) the entity formed by or continuing from the transaction or the person which acquires or leases all or substantially all of the properties and assets of the Issuer or the Guarantor, as applicable, is organized either under the laws of the United States, any state of the United States or the District of Columbia or the laws of Canada or any province thereof;

         (2) the successor entity expressly assumes or assumes by operation of law all of the Issuer's or the Guarantor's obligations, as applicable, under the Debt Securities or the Guarantees, respectively, and under the indenture;

         (3) immediately after giving effect to the transaction, no Event of Default and no event that with the passing of time or the giving of notice, or both, would constitute an Event of Default has occurred and is continuing; and

         (4)      certain other conditions are met.

         If as a result of this type of transaction, property or assets of the Guarantor or any of its Subsidiaries would become subject to any Lien (other than a Permitted Lien), then, unless that Lien could be created pursuant to the indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the Debt Securities, the Guarantor, prior to or simultaneously with the transaction, must have caused the Debt Securities outstanding to be secured equally and ratably with or prior to the indebtedness secured by that Lien.

PAYMENT OF ADDITIONAL AMOUNTS

         Unless otherwise specified in an applicable prospectus supplement, any amounts to be paid by the Issuer or the Guarantor will be made free and clear of and without withholding or deduction for or on account of any present or future tax or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by or on behalf of the Government of Canada or the government of any political subdivision thereof or by any authority thereof having power to tax (hereinafter "taxes"), unless the Issuer or the Guarantor, as the case may be, is required to withhold or deduct taxes by law or by the interpretation or administration of the law. If the Issuer or the Guarantor is required to withhold or deduct any amount for or on account of taxes from any payment made under or with respect to any Debt Securities or any Guarantee, the Issuer or the Guarantor, as the case may be, will, unless otherwise specified in an applicable prospectus supplement, pay such additional amounts as may be necessary so that the net amount received by each holder of Debt Securities (including additional amounts) after such withholding or deduction will not be less than the amount the holder would have received if the taxes had not been withheld or deducted.

         However, no additional amounts will be payable with respect to a payment made to any holder:

         (1) with which the Issuer or the Guarantor does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making the payment;

         (2) which is subject to the taxes by reason of its being connected with Canada or any province or territory of Canada otherwise than by the mere holding of Debt Securities or the receipt of payments under the Debt Securities, including a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

         (3) for or on account of any tax, assessment or other governmental charge which would not have been imposed but for the presentation by the holder of Debt Securities for payment on a date more than 10 days after the date on which that payment became due and payable or the date on which payment is duly provided for, whichever occurs later;

         (4) for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge; or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if payment can be made to that person without withholding by at least one other paying agent the identity of which is provided to that person;

         (5) for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

         (6)      for any combination of items (1), (2), (3), (4) and (5),

nor will additional amounts be paid with respect to any payment on a Debt Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent that payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to that fiduciary or a member of that partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had that beneficiary, settlor, member or beneficial owner been the holder of Debt Securities.

TAX REDEMPTION

         Unless otherwise specified in an applicable prospectus supplement, the Debt Securities of a series will be subject to redemption at any time at the option of the Issuer, in whole but not in part, at a redemption price equal to the principal amount of those Debt Securities (and premium on those Debt Securities, if any) together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

         (1) the Issuer or the Guarantor, as the case may be, determines that,

         (a) as a result of any change in or amendment to the laws, regulations or rulings of Canada or of any political subdivision or applicable Canadian taxing authority in affecting taxation, or any change in official position regarding their application or interpretation (including a holding by a court of competent jurisdiction) which change or amendment is announced or becomes effective on or after a date specified in the applicable prospectus supplement, it has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any Debt Security of the series as described under "Payment of Additional Amounts", or

         (b) on or after a date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada or any political subdivision or applicable Canadian taxing authority, including any of those actions specified in paragraph (a) above, whether or not the action was taken or decision was rendered with respect to the Issuer or the Guarantor, or any change, amendment, application or interpretation shall be officially proposed, which, in the written opinion of legal counsel of recognized standing to the Issuer or the Guarantor will result in a material probability that the Issuer or the Guarantor will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of that series, and

         (2) in any of those cases the Issuer or the Guarantor, as the case may be, in its business judgment determines that the obligation cannot be avoided by the use of reasonable measures available to it; PROVIDED HOWEVER, that:

         (a) no notice of redemption may be given earlier than 90 days or later than 30 days prior to the earliest date on which the Issuer or the Guarantor would, as applicable, be obligated to pay additional amounts were a payment in respect of a series of Debt Securities due, and

         (b) at the time a notice of redemption is given, an obligation to pay additional amounts remains in effect.

         In the event that the Issuer elects to redeem the Debt Securities of a series pursuant to the above provisions, the Issuer (and the Guarantor, if it has made the determinations described above in (1) and (2)) will deliver to the trustee a certificate, signed by an authorized officer, stating that the Issuer is entitled to redeem the Debt Securities of a series.

         The Issuer will give notice of a redemption not more than 60 days nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

         The Guarantor, and the Issuer if it is required separately to file or furnish any information, documents and other reports with the SEC, will file with the trustee copies of its annual report and the information, documents and other reports that the Guarantor or the Issuer, as applicable, is required to file with or furnish to the SEC, pursuant to the Exchange Act, within 15 days after it files or furnishes them, as applicable, with the SEC. Notwithstanding that the Guarantor (or the Issuer, as applicable) may not be required to remain subject to the reporting requirements of the Exchange Act, the Guarantor (and the Issuer, as applicable) will agree to continue to file with the SEC and provide to the trustee:

         o within 140 days after the end of each fiscal year, an annual report; and

         o within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports.

         The information contained in these reports shall be, at a minimum, the information which is required to be provided in annual and quarterly reports under the laws of Canada or any province of Canada to security holders of a corporation with securities listed on The Toronto Stock Exchange, whether or not the Guarantor has any of its securities listed on that stock exchange. Each of the reports sent to the trustee will be prepared in accordance with Canadian or United States disclosure requirements and generally accepted accounting principles, provided, however, that the Guarantor and the Issuer shall not be obligated to file reports with the SEC if the SEC does not permit these filings.

EVENTS OF DEFAULT

         When the term "Event of Default" is used in the indenture, these are some examples of its meaning with respect to a particular series of Debt
Securities:

         o failure to pay when due any interest on any Debt Securities of a series, or additional amounts on any Debt Securities of that series when they become due and payable, and default continues for a period of 30 days;

         o failure to pay when due the payment of the principal of or premium, if any, on any Debt Securities of that series at its maturity;

         o failure to deposit any sinking fund payment when due by the terms of the Debt Securities of that series;

         o default in the performance, or breach, of any covenant or warranty of the Issuer or the Guarantor in the indenture in respect of the Debt Securities of that series or the related Guarantee (other than a default in the performance, or breach of a covenant or warranty which is specifically dealt with elsewhere in the indenture), and the default or breach continues for a period of 60 days after the trustee or the holders of at least 25% in principal amount of all outstanding Debt Securities of that series affected by the default has given, by registered or certified mail, written notice to the Issuer and to the Trustee if the notice is given by the holders;

         o failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, indebtedness for borrowed money of the Guarantor or any Subsidiary of the Guarantor having an aggregate principal amount outstanding in excess of the greater of (1) US$100,000,000 and (2) 5% of Consolidated Net Tangible Assets of the Guarantor as at the end of the then last completed financial quarter of the Guarantor;

         o        certain events of bankruptcy, insolvency or reorganization;
                  and

         o any other Events of Default provided with respect to the Debt Securities of that series.

         If an Event of Default for any series of Debt Securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series, subject to any subordination provisions, may require us to repay immediately:

         o the entire principal of, and premium on, if any, and all interest on, the Debt Securities of the series; or

         o if the Debt Securities are discounted securities, that portion of the principal as may be described in the applicable prospectus supplement.

         Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind this accelerated payment requirement.

         If Debt Securities are discounted securities, the applicable prospectus supplement will contain provisions relating to acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an Event of Default.

         Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of all series of Debt Securities affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for all series of Debt Securities affected by an Event of Default.

         The Issuer and the Guarantor will each be required to furnish to the trustee annually a statement as to their compliance with all conditions and covenants under the indenture and, if not, specifying any defaults.

         No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

         (1) the holder has previously given to the trustee written notice of a continuing Event of Default with respect to the Debt Securities of the affected series;

         (2) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of the series affected by an Event of Default have made written request, and the holder or holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

         (3) the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an Event of Default a direction inconsistent with the request, within 60 days after their notice, request and offer.

         However, the above limitations do not apply to a suit instituted by a holder of a Debt Security for the enforcement of payment of principal of or any premium or interest on a Debt Security on or after the applicable due date specified in the Debt Security.

DEFEASANCE

         When we use the term defeasance, we mean discharge from some or all of the Issuer's and the Guarantor's obligations under the indenture. If the Issuer or the Guarantor deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due at the stated maturity date or a redemption date of the Debt Securities of a particular series, then at our option:

         o the Issuer and the Guarantor will be discharged from their respective obligations with respect to the Debt Securities of that series; or

         o the Issuer and the Guarantor will no longer be under any obligations to comply with certain restrictive covenants under the indenture, and certain Events of Default will no longer apply to the Issuer and the Guarantor.

         If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. Holders of the Debt Securities of the affected series may look only to the deposited funds or obligations for payment.

         To exercise this defeasance option the Issuer or the Guarantor, as the case may be, must deliver to the trustee:

         (1) an opinion of counsel in the United States stating that the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize gain or loss for United States federal income tax purposes as a result of a defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

         (2) an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

         (3) an opinion of counsel to the effect that the deposit shall not cause the trustee or the trust so created to be subject to the United States Investment Company Act of 1940.

         In addition to the delivery of the opinions described above, the following conditions must be met before the Issuer or the Guarantor, as the case may be, may exercise this defeasance option:

         o no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing for the Debt Securities of the affected series;

         o neither the Issuer nor the Guarantor is an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

         o        other customary conditions precedent are satisfied.

         The Issuer or the Guarantor may exercise this defeasance option notwithstanding its prior exercise of a covenant defeasance option described in the following paragraphs if each of the Issuer and the Guarantor meets the conditions described in the preceding sentence at the time the Issuer or the Guarantor exercises the defeasance option.

         The indenture provides that, at the Issuer's option, unless and until the Issuer has exercised its defeasance option described in the preceding paragraph, the Issuer and the Guarantor may omit to comply with the "LIMITATION ON LIENS", "LIMITATION ON SALE AND LEASEBACK TRANSACTIONS" and "CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS" covenants and certain other covenants and that omission shall not be deemed to be an Event of Default under the indenture and the outstanding Debt Securities upon irrevocable deposit with the trustee, in trust, of money or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding Debt Securities. If the Issuer exercises its covenant defeasance option, the obligations under the indenture other than with respect to the covenants and the Events of Default other than with respect to those covenants shall remain in full force and effect. The trust may only be established if, among other things:

         o the Issuer has delivered to the trustee an opinion of counsel in the United States to the effect that the holders of outstanding Debt Securities will not recognize gain or loss for United States federal income tax purposes as result of a covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same time as would have been the case if the covenant defeasance had not occurred;

         o the Issuer has delivered to the trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of a covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same time as would have been the case had the covenant defeasance not occurred (and for the purposes of the opinion, Canadian counsel shall assume that holders of outstanding Debt Securities include holders who are not resident in Canada);

         o no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing for the Debt Securities of the affected series;

         o neither the Issuer nor the Guarantor is an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation;

         o the Issuer has delivered to the trustee an opinion of counsel to the effect that the deposit shall not cause the trustee or the trust so created to be subject to the United States Investment Company Act; and

         o        other customary conditions precedent are satisfied.

         The Issuer and the Guarantor may modify or amend the indenture with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the indenture affected by the modification or amendment, provided, however, that the modification or amendment may not, without the consent of the holder of each affected series of outstanding Debt Securities:

         o change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

         o reduce the principal amount of (or the premium, if any) or interest on any debt security;

         o reduce the amount of principal of a debt security payable upon acceleration of its maturity;

         o        change the place of payment;

         o change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

         o reduce the percentage of principal amount of outstanding Debt Securities of the series, from which the consent of the holders is required to modify or amend the indenture or waive compliance with certain provisions of the indenture or waive certain defaults;

         o modify in any manner adverse to the holders of Debt Securities, the Guarantees or the terms and conditions of the Guarantees; or

         o modify any provisions of the indenture relating to modifying or amending the indenture or the waiving of past defaults or covenants except as otherwise specified in the indenture.

         The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Issuer and the Guarantor with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of Debt Securities, to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of securities.

CONSENT TO JURISDICTION AND SERVICE

         Under the indenture, each of the Issuer and the Guarantor irrevocably appoints CT Corporation System, 111 8(th) Avenue, 13(th) Floor, New York, New York, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the indenture and for actions brought under federal or state securities laws in any federal or state court located in the City of New York, and irrevocably submits to that jurisdiction.

GOVERNING LAW

         The Debt Securities and the indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

         The Guarantor and the Issuer are respectively governed by the laws of Canada and Quebec. A substantial portion of their respective assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Guarantor, the Issuer and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Guarantor, the Issuer and such directors, officers or experts under the United States federal securities laws. The Guarantor and the Issuer have been advised by their Canadian counsel, Stikeman Elliott, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

TRUSTEE

         The trustee under the indenture is The Bank of Nova Scotia Trust Company of New York. The Bank of Nova Scotia Trust Company of New York is one of the co-transfer agents for the Guarantor's common shares and performs other services for the Guarantor and its Subsidiaries in the ordinary course of business.

                                  RISK FACTORS

PROSPECTIVE PURCHASERS OF THE DEBT SECURITIES SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE PURCHASING THE DEBT SECURITIES OFFERED HEREBY.

PRICES FOR OUR PRODUCTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND ARE LIKELY TO CONTINUE TO DO SO, AND SUSTAINED LOW PRICES MAY HARM OUR BUSINESS.

         Our financial performance is dependent on the selling prices of our products. The markets for most paper, pulp and lumber products are cyclical and are influenced by a variety of factors beyond our control, such as periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or internationally, inventory de-stocking by customers, and fluctuations in currency exchange rates. Prices for pulp, lumber and newsprint have fluctuated significantly over the last several years and as a result, during periods of low prices, we have experienced and could experience again in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. Current prices for our products have weakened recently and any continued or extended weakness may materially harm our business.

FLUCTUATION IN EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR AND THE UNITED STATES DOLLAR MAY CAUSE OUR REVENUES AND MARGINS TO DECLINE.

         Our exposure to the United States dollar is a risk to our business. The majority of our net revenues are in United States dollars while a majority of our manufacturing costs are in Canadian dollars. This exposure to the United States dollar may cause volatility in our cash flows and earnings. Our principal markets are outside Canada and exposure to exchange rate risks cannot be avoided. Exchange rate fluctuations are beyond our control and could result in lower revenues and margins.

OUR EXPORTS OF LUMBER TO THE UNITED STATES MAY CONTINUE TO BE SUBJECT TO DUTIES THAT WILL NEGATIVELY IMPACT OUR PROFITS.

         Our sales of lumber represented approximately 10% of our net sales in the nine months ended September 30, 2001 and approximately 61% of our lumber sales were made in the United States in that period. Following the expiration in March 2001 of the softwood lumber agreement between Canada and the United States and in response to complaints of U.S. based competitors, the United States Department of Commerce and the United States International Trade Commission rendered preliminary determinations contending that Canadian softwood lumber was subsidized and sold at less than fair value.

         As a result of these determinations, we are now required to post bonds in respect of potential antidumping and countervailing duties on our exports of softwood lumber to the United States at rates of 13.64% and 19.31%, respectively. If the United States Department of Commerce and the United States International Trade Commission issue final affirmative determinations that Canadian imports are injuring or threatening to injure the U.S. softwood lumber industry, we would have to post cash deposits regarding these duties beginning in May 2002, at rates finally determined by the United States Department of Commerce. These rates could be different from the rates preliminarily determined. Such rates could be subject to an appeal process before either the Unites States Federal Court or a binational panel pursuant to the North American Free Trade Agreement that could result in further changes. If these duties are not reduced, they will significantly reduce the profitability of our lumber operations and may, under certain circumstances, make them unprofitable. We are aware that discussions are ongoing between representatives of the Canadian and the United States governments with a view to resolve this trade dispute. We cannot predict the outcome of these proceedings and discussions at this time.

OUR OPERATIONS ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATION.

         The environmental laws and regulations to which we are subject relate to, among other matters, employee health and safety, timber cutting and plant and wildlife protection, air emissions, wastewater discharges, waste management, surface water and groundwater quality, landfill site operations and the discharge of materials into the environment. These laws and regulations require us to obtain, maintain in force and operate in compliance with the conditions of permits and authorizations from the appropriate governmental


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authorities. In certain circumstances, these laws and regulations also require us to clean up discharges of materials into the environment from current and former facilities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be interrupted and we could be required to incur significant additional expenditures, which could harm our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

         Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could entail significant expenditures.

         We expect to continue to incur ongoing capital and operating expenses to achieve and maintain compliance with new environmental requirements and to upgrade existing equipment.

WE MAY FACE INCREASED COSTS FOR, OR DECREASED SUPPLY OF, FIBER.

         Our Canadian mills obtain a majority of their virgin wood and virgin wood fiber requirements from rights to cut timber on public lands pursuant to agreements with the applicable provincial governments. The volume of timber allocated to us under these agreements varies depending on, among other things, changes in the requirements of the mill, availability of alternate fiber sources, the level of forest management activities carried out by us to maintain a sustainable wood fiber yield, and adjustments to the volume of timber allocated to us as provided for in the legislation of each jurisdiction from time to time. Our fiber resources are obtained mostly from harvesting rights on public lands in Quebec and Ontario. The Province of Quebec is currently reviewing changes to the applicable legislation that could have an impact on forest management practices in Quebec. Some reduction in harvesting rights allocation and increases in costs of forest management may occur as a result.

                         CERTAIN INCOME TAX CONSEQUENCES

         The applicable prospectus supplement will describe the material Canadian and United States federal income tax consequences to an investor who is a citizen or resident of the United States of acquiring Securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax and any consequences relating to Securities payable in a currency other than U.S. dollars, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

                              PLAN OF DISTRIBUTION

         The Issuer may sell Debt Securities to or through underwriters or dealers. The Issuer may also sell the Debt Securities to one or more purchasers directly or through agents.

         We will describe in the applicable prospectus supplement the specific plan of distribution for a particular series of Debt Securities, including the name or names of any underwriters or agents, the purchase price or prices of the Debt Securities to be offered, the proceeds to the Issuer from the sale of the Debt Securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

         The Issuer may distribute Debt Securities from time to time in one or more transactions:

         o        at a fixed price or prices, which may be changed;

         o        at market prices prevailing at the time of sale;

         o at prices related to prevailing market prices at the time of sale; or

         o        at prices to be negotiated with purchasers.


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

         The Securities may be sold through agents or dealers designated by the Issuer. The agents will solicit offers by certain institutions to purchase the offered Debt Securities directly from the Issuer pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission the Issuer will pay to the agents and any conditions to the contracts.

         The Issuer and the Guarantor may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of Securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, agents or dealers with whom the Issuer and the Guarantor enter into agreements may be our customers or may perform other services for us in the ordinary course of business.

         Each series of the Debt Securities will be a new issue with no established trading market. The Issuer and the Guarantor do not intend to list Debt Securities on any securities exchange or automated dealer quotation system; however, if the Issuer and the Guarantor do list Debt Securities of a series on an exchange, you will be informed in the applicable prospectus supplement. Some broker dealers may buy and sell Debt Securities to make a market in those Debt Securities, however, they are not obligated to engage in these activities and may discontinue buying and selling Securities at any time. The Issuer and the Guarantor cannot assure you that there will be liquidity in the trading market for any series of Debt Securities.

                                  LEGAL MATTERS

         Certain legal matters will be passed upon by:

         o Stikeman Elliott, our counsel on matters of Canadian, Quebec and Ontario law;

         o Paul, Weiss, Rifkind, Wharton & Garrison, our counsel on matters of United States and New York law; and

         o Shearman & Sterling, United States counsel to any of the underwriters, on matters of United States and New York law.

         On the date of this prospectus, the partners and associates of Stikeman Elliott and Paul, Weiss, Rifkind, Wharton & Garrison, own beneficially, directly or indirectly, less than 1% of the securities of the Guarantor.

                                     EXPERTS

         We have incorporated by reference in this prospectus: (i) our audited consolidated financial statements as at December 31, 2000 and for the year ended December 31, 2000; and (ii) the audited consolidated financial statements of Abitibi-Consolidated, as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998 which reflected our financial position and results of operations prior to our acquisition of Donohue and the application of the reverse take-over method of purchase accounting, each of which have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports incorporated herein, and are so incorporated in reliance upon these reports given on the authority of said firm as experts in auditing and accounting.


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              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

         The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part, insofar as called for by the SEC's Form F-9:

         o the documents listed in the second paragraph under "Where You Can Find More Information";

         o        consent of PricewaterhouseCoopers LLP;

         o        consent of Stikeman Elliott;

         o powers of attorney from directors and officers of each of the Issuer and the Guarantor;

         o        form of indenture relating to the Securities;

         o        statement of eligibility of the trustee on Form T-1; and

         o        earnings coverage calculations.


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